                                                                       File 333-
                                                                   File 811-7082

As filed with the Securities and Exchange Commission on October 30, 1997

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

Pre-Effective Amendment No. _____                                [ ]
Post-Effective Amendment No.                                     [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
ACT OF 1940                                                      [ ]

Amendment No. 6                                                  [X]
(Check appropriate box or boxes)

PACIFIC CORINTHIAN VARIABLE SEPARATE ACCOUNT OF
PACIFIC LIFE INSURANCE COMPANY
(Exact Name of Registrant)

PACIFIC LIFE INSURANCE COMPANY*
(Name of Depositor)

700 Newport Center Drive, Newport Beach, CA 92660
(Address of Depositor's Principal Executive Offices) (Zip Code)

(714) 640-3800
(Depositor's Telephone Number, including Area Code)

Diane N. Ledger
Vice President
Pacific Mutual Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660
(Name and address of agent for service)

Copies of all communications to:

Jeffrey S. Puretz, Esq.
Dechert Price & Rhoads
1500 K Street, N.W., Suite 500
Washington, D.C.  20005

Approximate Date of Proposed Public Offering:     As soon as practicable after
effectiveness of the Registration Statement and no later than October 31, 1997.

Title of Securities Being Registered:     Interests in a separate account under
Individual Flexible Premium Deferred Annuity and Variable Accumulation
Contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

*On September 1, 1997, Pacific Mutual Life Insurance Company converted from a mutual insurance company to a stock insurance company under California law, and changed its name to Pacific Life Insurance Company.

Pacific Corinthian Variable Separate Account of
Pacific Life Insurance Company

Cross Reference Sheet Pursuant to Rule 495(a)


Form N-4
Item Number                   Prospectus Caption
Item 1                        Cover Page
Item 2                        Glossary of Special Terms
Item 3                        Annual Separate Account and Fund Expenses
Item 4                        Financial Highlights
Item 5                        Pacific Life Insurance Company; The Separate
                              Account; The Pacific Select Fund
Item 6                        Charges and Expenses
Item 7                        The Contract
Item 8                        The Contract - Payment Plans
Item 9                        The Contract - Death Benefit
Item 10                       The Contract
Item 11                       The Contract - Transfers and Withdrawals
Item 12                       Federal Income Tax Status
Item 13                       Other Information
Item 14                       Statement of Additional Information


Item Number                   Statement of Additional Information Caption

Item 15                       Cover Page
Item 16                       Table of Contents
Item 17                       General Information and History; Prospectus -
                              Pacific Life Insurance Company
Item 18                       Services
Item 19                       Prospectus - The Contract
Item 20                       Services - Distribution Agreement
Item 21                       Performance Information
Item 22                       Prospectus - Payment Plans
Item 23                       Financial Statements

PART C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

PROSPECTUSES FOR:

 . INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY AND VARIABLE ACCUMULATION
  CONTRACT, ADMINISTERED BY PACIFIC CORINTHIAN VARIABLE SEPARATE ACCOUNT OF PACIFIC LIFE INSURANCE COMPANY
  DATED           , 1997

 . PACIFIC SELECT FUND DATED MAY 1, 1997

                                                 PACIFIC CORINTHIAN
                   [LOGO OF PACIFIC CORINTHIAN]  VARIABLE ANNUITY
                                                 Pacific Life Insurance
                                                 Company

                         [LOGO OF PACIFIC CORINTHIAN]

                                   PROSPECTUS

                      PACIFIC CORINTHIAN VARIABLE ANNUITY
                  INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY
                      AND VARIABLE ACCUMULATION CONTRACT,
        ADMINISTERED BY PACIFIC CORINTHIAN VARIABLE SEPARATE ACCOUNT OF
                         PACIFIC LIFE INSURANCE COMPANY
                                 1-800-735-5535
                            700 NEWPORT CENTER DRIVE
                            NEWPORT BEACH, CA 92660
                    ANNUITY SERVICE OFFICE MAILING ADDRESS:
              P.O. BOX 9000, NEWPORT BEACH, CALIFORNIA 92658-9030

  This Prospectus describes Pacific Corinthian Variable Annuity--an individual flexible premium deferred annuity and variable accumulation contract ("Contract") administered by Pacific Life Insurance Company ("Pacific Life" or the "Company", formerly "Pacific Mutual Life Insurance Company") which is funded in part by the Pacific Corinthian Variable Separate Account of Pacific Life ("Separate Account").

  The Contract was originally issued by First Capital Life Insurance Company, and, pursuant to a Plan of Rehabilitation of First Capital Life Insurance Company--In Conservation, the Contract has been administered by Pacific Corinthian Life Insurance Company since January 1, 1993, and as of October 30, 1997, is now administered by Pacific Life. This Prospectus has been prepared for the purpose of facilitating transfers among the variable subaccounts ("Variable Accounts") of the Separate Account or to or from the Fixed Account of Pacific Life, and the acceptance of new premiums under existing Contracts.

  Pacific Life is responsible for payment of the benefits provided in the Contract, including those benefits funded by Pacific Life's General Account. Accordingly, Policyholders ("Contract Owners") will look to Pacific Life instead of Pacific Corinthian to fulfill the terms of their Contracts.

  During the Accumulation Period, the Contract provides that Contract Value may accumulate based upon allocation to the Separate Account or to the Fixed Account of Pacific Life. Contract Owners bear all of the investment risk for amounts allocated to the Separate Account, and amounts allocated to the Fixed Account are subject to guarantees of Pacific Life as described in "The Fixed Account." The Contract provides for fixed annuity payments.

  Amounts allocated to a Variable Account are invested at net asset value, without a sales charge, in one of eleven portfolios of the Pacific Select Fund (the "Fund"): the Money Market Portfolio, the Equity Portfolio, the Bond and Income Portfolio, the Government Securities Portfolio, the Equity Income Portfolio, the Multi-Strategy Portfolio, the Managed Bond Portfolio, the High Yield Bond Portfolio, the Equity Index Portfolio, the International Portfolio, and the Growth LT Portfolio.

  This Prospectus sets forth certain information about the Contract and the Separate Account that Contract Owners should know. A "Statement of Additional
Information" dated           , 1997 ("SAI") has been filed with the Securities
and Exchange Commission and can be obtained by calling or writing to Pacific Life at the telephone number and address indicated above. The SAI is incorporated by reference into this Prospectus. The Table of Contents for the SAI appears in this prospectus on page 36.

  THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS OF THE PACIFIC SELECT FUND. BOTH PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus Dated          , 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Glossary of Special Terms..................................................   3
Introduction--Some Questions and Answers About the Contract................   5
Annual Separate Account and Fund Expenses..................................   8
Pacific Life Insurance Company ............................................  14
The Separate Account.......................................................  14
The Pacific Select Fund....................................................  15
Charges and Expenses.......................................................  17
The Contract...............................................................  19
  The Accumulation Period..................................................  19
  Payment Plans............................................................  24
  Voting Rights............................................................  27
Federal Income Tax Status..................................................  28
Other Information..........................................................  34
Appendix:
  The Fixed Account........................................................  37

                           GLOSSARY OF SPECIAL TERMS

  ACCUMULATION PERIOD--The period between the Contract Date and the Annuity
Date.

  ACCUMULATION UNIT--An accounting unit of measure used to calculate the value of a Contract Owner's interest in a Variable Account.

  ACCUMULATION VALUE--The value of the Contract Owner's interest in a Variable Account (or in the Fixed Account). The combined Accumulation Values credited to the Contract equal the Contract Value.

  ANNUITANT--The person designated to receive or the person who is actually receiving annuity payments under an annuity contract. If joint Annuitants are named in the Contract, "Annuitant" means both Annuitants unless otherwise specified.

  ANNUITY--A series of periodic payments made to an Annuitant for life or for a certain period, or for life with a minimum number of payments guaranteed.

  ANNUITY DATE--The date on which annuity payments are to begin.

  BENEFICIARY--The person or persons designated to receive any benefits under the Contract upon the death of the Annuitant. If no Beneficiary is designated, then the Contract Owner (if living), or otherwise the estate of the Contract Owner, shall have the rights of the Beneficiary.

  CONTRACT--The individual flexible premium deferred annuity and variable accumulation contract described in this Prospectus.

  CONTRACT DATE--The Valuation Day on which the initial premium was credited to the Contract.

  CONTRACT OWNER--The person or entity with legal rights of ownership of the Contract. The Annuitant is the Contract Owner, unless the Contract provides otherwise. If the Contract has been absolutely assigned, the assignee is the Contract Owner. A collateral assignee is not the Contract Owner.

  CONTRACT VALUE--The combined Accumulation Values credited to the Contract.

  CONTRACT YEAR--Each twelve-month period beginning with the Contract Date.

  CONTRIBUTION YEAR--Each Contract Year in which a premium payment is made and each succeeding year measured from the end of the Contract Year during which such payment was made. For example, if a Contract Owner makes an initial premium payment of $15,000 and then makes a subsequent premium payment of $10,000 during the fourth (4th) Contract Year, the fifth (5th) Contract Year will be the fifth (5th) Contribution Year for the purpose of the initial premium payment and the second (2nd) Contribution Year with respect to the subsequent $10,000 premium payment.

  FIXED ACCOUNT--Pacific Life's General Account, to which Accumulated Value may be allocated for accumulation subject to Pacific Life guarantees as described under "The Fixed Account."

  FIXED ACCOUNT ACCUMULATION VALUE--The value of the Contract Owner's interest in the General Account pursuant to the Fixed Account accumulation option. (See "The Fixed Account.")

  GENERAL ACCOUNT--All assets of the Company other than those allocated to the Separate Account or to any other segregated investment account of the Company.

  MILESTONE DATE--In determining the death benefit proceeds after the fifth contract anniversary, the Milestone Date is the fifth contract anniversary and each fifth anniversary thereafter.

  MINIMUM GUARANTEED DEATH BENEFIT--After the fifth contract anniversary, the minimum guaranteed death benefit equals the death benefit as of the next previous Milestone Date, increased by premiums paid since that Milestone Date and decreased by any withdrawals, net of any contingent deferred sales charge, received since that Milestone Date. After the fifth anniversary, the death benefit proceeds will be the Contract Value, or, if larger, the minimum guaranteed death benefit. (See "Death Benefit".)

  NONQUALIFIED PLAN--A retirement plan which does not qualify for special federal tax treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, an individual purchaser who does not purchase the Contract in connection with an IRA, Keogh or similar plan is deemed to purchase in connection with a Nonqualified Plan.

  OWNER BENEFICIARY--With respect to Contracts issued after January 18, 1985, the person named to receive the death benefit proceeds upon the Contract Owner's death during the Accumulation Period. If there is no Owner Beneficiary, the death benefit shall be paid to the joint owner, if any, otherwise to the Annuitant.

  PREMIUM--The amounts paid to the Company as consideration for the Contract.

  QUALIFIED PLAN--A retirement plan which qualifies for special federal tax treatment under Sections 401, 403(a), 403(b), 408 or 457 of the Code.

  REHABILITATION PLAN--A plan for the rehabilitation of First Capital Life Insurance Company ("FCL")--In Conservation proposed by the Company and approved by the Insurance Commissioner of the State of California and by an order dated July 1, 1992 of the Superior Court of the State of California for the County of Los Angeles. The plan was effected in part through an Agreement in Connection with the Rehabilitation of First Capital Life Insurance Company ("Rehabilitation Agreement"), which is between the Insurance Commissioner of the State of California, as Conservator of FCL, and the Company. Pursuant to the Rehabilitation Plan, the Separate Account was transferred intact to Pacific Life on October 30, 1997, and the Contracts became the obligations of Pacific Life on that date.

  SEPARATE ACCOUNT--A segregated investment account, the assets of which are maintained separately from the other assets of the Company. The Separate Account funds the Contracts described in this Prospectus.

  VALUATION DAY--Each day that the New York Stock Exchange is open for trading.

  VALUATION PERIOD--The period between successive valuations of the Accumulation Units of the Variable Accounts (generally the period between business days).

  VARIABLE ACCOUNT--One of the subaccounts into which the Separate Account is divided. The assets of each Variable Account are invested in a specified Fund Portfolio. There are eleven Variable Accounts currently available to Contract Owners; the Company may establish additional Variable Accounts at any time.

                                  INTRODUCTION

                 SOME QUESTIONS AND ANSWERS ABOUT THE CONTRACT

1. HOW DOES THE MERGER BETWEEN PACIFIC CORINTHIAN LIFE INSURANCE COMPANY AND PACIFIC LIFE INSURANCE COMPANY AFFECT THE RIGHTS OF OWNERS UNDER THE CONTRACTS?

  This Contract was originally issued by First Capital Life Insurance Company. Pursuant to the Plan of Rehabilitation of First Capital Life Insurance Company--In Conservation ("Rehabilitation Plan"), the assets and liabilities under the Contract were assumed by Pacific Corinthian Life Insurance Company, a wholly owned subsidiary of Pacific Life Insurance Company, which has administered the Contracts since January 1, 1993. On October 30, 1997 and pursuant to the Rehabilitation Plan, Pacific Corinthian merged into Pacific Life, and, as of that date, Pacific Life administers the Contracts.

  The Merger has not affected the terms of the Contracts, although Pacific Life is making available certain additional rights under the Contracts. Contract Owners are now permitted to transfer Accumulation Value in the Variable Accounts to the Fixed Account, and from the Fixed Account to any of the Variable Accounts. Transfers will continue to be permitted among the Variable Accounts. In addition, Contract Owners may elect annuity options so that annuity payments may be made over a period of less than seven years.

2. AFTER THE MERGER, WHAT INSURANCE COMPANY IS RESPONSIBLE FOR THE BENEFITS PROVIDED IN THE CONTRACT?

  As a result of the Merger, Pacific Life has assumed the assets and liabilities, including policy-related liabilities, of Pacific Corinthian. Effective October 30, 1997, Contract Owners look to Pacific Life for the benefits provided in the Contract.

  Pacific Life is a wholly-owned subsidiary of Pacific LifeCorp, a holding company which, in turn, is a wholly-owned subsidiary of Pacific Mutual Holding Company. For more information on Pacific Life, see the discussion in the section headed "Pacific Life Insurance Company."

3. WHAT IS THE DIFFERENCE BETWEEN A FIXED ANNUITY AND A VARIABLE ANNUITY?

  Under a fixed annuity, the contract value and the amount of each annuity payment are guaranteed by the insurance company issuing the contract. The investment risk as well as the mortality risk are borne by the insurance company. The contract owner bears the risk that the insurance company will be able to pay for the benefits provided for in the contract. Under a variable annuity, the contract value and the annuity payments are based on investment performance, so that the contract owner bears the investment risk while the insurance company bears the mortality risk.

4. WHAT TYPE OF ANNUITY IS THE CONTRACT?

  The Contract described by this Prospectus provides for accumulation both on a variable basis and on a fixed basis during the Accumulation Period, and is a fixed annuity after the Annuity Date.

  With respect to accumulation on a variable basis, the Accumulation Value varies during the Accumulation Period with the investment performance of the Variable Account(s) to which the Accumulation Value is allocated. Thus, the entire investment risk is borne by the Contract Owner. Accumulation Value in the Fixed Account is subject to the guarantees described under "The Fixed Account." For these amounts, the investment risk is borne by Pacific Life; however, the Contract Owner bears the risk of Pacific Life's ability to pay the amounts so guaranteed.

  Following the Annuity Date, the monthly annuity payment under the Contract is guaranteed in amount by Pacific Life, and the investment risk is borne by the Company. The Company bears the mortality risk under the Contract. (See "Charge for Mortality Risk and Expense Risk of the Separate Account.")

5. WHAT IS THE STATUS OF FUNDS ALLOCATED TO THE SEPARATE ACCOUNT?

  The assets of the Separate Account are segregated from the assets of the General Account and other separate accounts of Pacific Life, and are not chargeable with liabilities arising out of any other business conducted by Pacific Life.

6. MAY A CONTRACT OWNER MAKE ADDITIONAL PREMIUM PAYMENTS UNDER THE CONTRACT?

  Yes. Additional premium payments for allocation to the Separate Account or the Fixed Account may be made.

7. MAY A NEW CONTRACT BE PURCHASED?

  No. Pacific Life does not currently accept applications for the sale of new Contracts.

8. WHAT EXPENSES ARE CHARGED TO THE CONTRACT?

  A Contingent Deferred Sales Charge may be deducted upon partial or complete withdrawal or upon annuitization of a Contract. In no event will the charge imposed exceed 5% of the aggregate premium payments. (See "Contingent Deferred Sales Charge".)

  A charge equal to 1.19% per year of each Variable Account's average daily net assets is accrued daily and paid quarterly in order to reimburse Pacific Life for undertaking the mortality risk and expense risk in connection with amounts subject to variable accumulation. (See "Charge for Mortality Risk and Expense Risk of the Separate Account".)

  The Separate Account bears certain of its operating expenses, subject to the Company's guarantee that such expenses will not exceed .25% of any Variable Account's average daily net assets annually. Pacific Life further guarantees that the ordinary operating expenses of a Variable Account together with certain operating expenses incurred by the Series of the Fund in which the Variable Account invests will not exceed .60% of average daily net assets annually (taking into account for any adjustment for Fund expenses in excess of state expense limitations).

  During the Accumulation Period, each Contract is assessed an annual contract maintenance charge of $30. This charge, which is not guaranteed and may be changed, is designed to reimburse the Company for the cost of administering the Contracts. (See "Contract Maintenance Charge".)

  Any premium taxes with respect to a Contract will be paid by the Company when due and deducted from the Contract Value as of the Annuity Date, when the Contract is annuitized.

  Investment advisory fees and operating expenses of the Fund are paid by the Fund. Fund expenses are not specified under the terms of the Policy, and they may vary from year to year. (See Separate "Account and Fund Expenses".)

9. MAY THE CONTRACT OWNER WITHDRAW ALL OR A PORTION OF THE CONTRACT VALUE?

  All or a portion of the Contract Value allocated to the Separate Account may be withdrawn during the Accumulation Period, except that the minimum partial withdrawal is $500, and no partial withdrawal may be made if it would result in a remaining Contract Value of less than $500. (See "Transfers and Withdrawals".) No withdrawals are permitted following the commencement of annuity payments under Optional Payment Plans D, E, or F. (See "Optional Payment Plans".) Withdrawal of Accumulation Value allocated to the Fixed Account is subject to limitation as described in "The Fixed Account."

  A Contingent Deferred Sales Charge may be imposed on a Contract Owner making more than one partial withdrawal during a Contract Year, or withdrawing an amount in excess of 10% of the Contract Value during a Contract Year. (See "Contingent Deferred Sales Charge".)

  A penalty tax may be imposed pursuant to the Code upon withdrawal of amounts accumulated under the Contract. For federal income tax consequences of partial or complete withdrawal, see "Federal Income Tax Status".

10. HOW ARE THE AMOUNTS OF THE ANNUITY PAYMENTS DETERMINED?

  The proceeds available on the Annuity Date will be the Contract Value less reductions, if any, for Contingent Deferred Sales Charges or premium taxes. A Contingent Deferred Sales Charge will be imposed on any amount attributable to a premium payment in its fifth contribution year or less. (See "Contingent Deferred Sales Charge".) The Variable Account Accumulation Values will be transferred to the General Account. Thereafter, the Annuitant will receive fixed monthly payments based on the amount of the proceeds and the annuity tables provided under the Contract for the Payment Plan selected. (See "Optional Payments Plans".)

  There can be no assurance that the Contract Value during the Accumulation Period or the aggregate amount of annuity payments after the Annuity Date will equal or exceed the aggregate premium payments.

11. WHAT IF THE ANNUITANT DIES DURING THE ACCUMULATION PERIOD?

  Upon the death of the Annuitant on or before the fifth contract anniversary and before the Annuity Date, the Company will pay the Beneficiary or Beneficiaries a death benefit equal to the greater of (1) the aggregate premium payments less any reductions in the Contract Value due to withdrawals or (2) the Contract Value next determined following receipt of due proof of death by the Company at its home office. After the fifth contract anniversary, there is a minimum guaranteed death benefit equal to the death benefit as of the next previous Milestone Date, increased by any premiums paid since that Milestone Date and decreased by any withdrawals, net of contingent deferred sales charge, received since that Milestone Date. After the fifth anniversary, the death benefit proceeds will be the Contract Value, or, if larger, the minimum guaranteed death benefit. (See "Death Benefit".)

12. WHAT IF THE CONTRACT OWNER DIES DURING THE ACCUMULATION PERIOD?

  With respect to Contracts issued after January 18, 1985, if the Contract Owner dies on or before the fifth contract anniversary date and before the Annuitant and prior to the Annuity Date, the Company will pay the Owner Beneficiary or Owner Beneficiaries a minimum death benefit equal to the greater of (1) the aggregate premium payment less any reductions in the Contract Value due to withdrawals, or (2) the Contract Value next determined following receipt of due proof of death by the Company at its home office. After the fifth contract anniversary, there is a minimum guaranteed death benefit equal to the death benefit as of the next previous Milestone Date, increased by any premiums paid since that Milestone Date and decreased by any withdrawals, net of Contingent Deferred Sales Charge, received since that Milestone Date. After the fifth anniversary, the death benefit proceeds will be the Contract Value, or, if larger, the minimum guaranteed death benefit. (See "Death Benefit".) If there are joint Owners, upon the death of the first joint Owner, the survivor will become the sole Owner.

13. WHAT ARE THE MORTALITY RISKS ASSUMED UNDER THE CONTRACT BY PACIFIC LIFE INSURANCE COMPANY?

  Under the Contract, the Company guarantees during the Accumulation Period the death benefit and the minimum guaranteed death benefit as described above. The Company further guarantees that annuity payments will not be affected by a change in the mortality experience assumed in establishing its obligation to provide annuity payments under the Contract.

14. WHAT IS THE NATURE OF THE SECURITY DESCRIBED IN THIS PROSPECTUS?

  Because the Accumulation Values allocated to the Variable Accounts during the Accumulation Period are based upon the changing net asset value of the shares of the underlying Portfolios of the Fund, the Contract is a security under Federal law and is registered under the Securities Act of 1933, as amended. The Separate Account is registered with the Securities and Exchange Commission ("SEC" or the "Commission") under the Investment Company Act of 1940, as amended, as a unit investment trust.

15. HOW CAN CONTRACT INQUIRIES BE MADE?

  Contract Owners may make any inquiries regarding the Contract by contacting the Annuity Service Office of Pacific Life at the address and phone number listed above.

16. WHAT WAS THE REHABILITATION PLAN?

  The Rehabilitation Plan was a plan proposed by the Company for the rehabilitation of First Capital Life Insurance Company--In Conservation, which had been placed in conservation on May 14, 1991 by order of the Superior Court of the State of California for the County of Los Angeles (the "Conservation Court"). The Insurance Commissioner of the State of California, who was appointed the Conservator of FCL by the Conservation Court, recommended the Rehabilitation Plan to the Conservation Court, and the Court approved the Plan by order dated July 1, 1992. The rehabilitation was effected in part through an Agreement in Connection with the Rehabilitation of First Capital Life Insurance Company ("Rehabilitation Agreement"), which was between the Insurance Commissioner of the State of California, as Conservator of FCL, and the Company. In addition, the Plan called for Pacific Corinthian, to assume the life insurance policies and annuity contracts that had been issued by FCL, as well as certain of FCL's assets and liabilities. This assumption was completed on December 31, 1992. The Plan provides that Pacific Corinthian be merged into Pacific Life on or about October 30, 1997 (the "Merger"), and the Merger was completed on October 30, 1997. In connection with the Merger, the assets and liabilities of Pacific Corinthian, including the Pacific Corinthian Separate Account, the assets therein and the liabilities connected therewith, became the assets and liabilities of Pacific Life. The Pacific Corinthian Separate Account was transferred intact to Pacific Life as part of the Merger, and continues operations as the Separate Account that funds the variable interests under the contracts. The Contracts are now obligations of Pacific Life.

                   ANNUAL SEPARATE ACCOUNT AND FUND EXPENSES

  The purpose of the information presented below to assist investors in understanding the various costs and expenses borne directly and indirectly by Owners of the Contracts with Accumulated Value allocated to the Variable Accounts. The table reflects contractual charges, expenses of the Separate Account, and charges and expenses of the Fund. Expenses shown under "Contract Owner Transaction Expenses" and "The Mortality Expense Risk Fees" are specified under the terms of the Contract and are fixed. Expenses shown under "Account Fees and Expenses" may vary, and expenses shown under "Fund Annual Expenses After Expense Limitation" are estimated expenses of the Fund; Fund expenses are not specified under the terms of the Contract and may vary from year to year. The table does not reflect premium taxes that may be imposed by various jurisdictions. See "Premium Taxes". The information contained in the table is not generally applicable to amounts allocated to the Fixed Account (although certain contractual charges also apply to this Account).

  For a further description of a Contract's costs and expenses, see "Charges and Expenses". For a more complete description of the Fund's costs and expenses, see the Fund Prospectus, which accompanies this Prospectus.

CONTRACT OWNER TRANSACTION EXPENSES

Contingent Deferred Sales Charge

  A Contingent Deferred Sales Charge is imposed upon amounts attributable to premium payments withdrawn in excess of 10% of the Contract Value during any contract year. The charge decreases 1% each year and in no event will the charge exceed 5% of the aggregate premium payments.

               CONTRIBUTION
             YEAR OF PREMIUMS                                          CHARGES
             ----------------                                          -------
                     1                                                   5%
                     2                                                   4%
                     3                                                   3%
                     4                                                   2%
                     5                                                   1%
             6 and thereafter.                                           0%

Annual contract maintenance charge--$30

SEPARATE ACCOUNT ANNUAL EXPENSES
 (as a percentage of average account value)

                                          MORTALITY     ACCOUNT   TOTAL SEPARATE
                                         EXPENSE RISK  FEES AND   ACCOUNT ANNUAL
                                             FEES     EXPENSES(1)    EXPENSES
                                         ------------ ----------- --------------
Variable Account I--Money Market Port-
                folio..................     1.19%        0.01%        1.20%
Variable Account II--Equity Portfolio..     1.19%        0.01%        1.20%
Variable Account III--Bond and Income
                Portfolio..............     1.19%        0.01%        1.20%
Variable Account IV--Government Securi-
                ties Portfolio.........     1.19%        0.01%        1.20%
Variable Account VII--Equity Income
                Portfolio..............     1.19%        0.01%        1.20%
Variable Account IX--Multi-Strategy
                Portfolio..............     1.19%        0.01%        1.20%
Variable Account X--Managed Bond Port-
                folio..................     1.19%        0.01%        1.20%
Variable Account XI--High Yield Bond
                Portfolio..............     1.19%        0.01%        1.20%
Variable Account XII--Equity Index
                Portfolio..............     1.19%        0.01%        1.20%
Variable Account XIII--International
                Portfolio..............     1.19%        0.01%        1.20%
Variable Account XIV--Growth LT Portfo-
                lio....................     1.19%        0.01%        1.20%

FUND ANNUAL EXPENSES
 (as a percentage of average net assets)

                                         ADVISORY AND               TOTAL FUND
                                          MANAGEMENT     OTHER      OPERATING
                                             FEES      EXPENSES    EXPENSES(2)
                                         ------------ ----------- --------------
Money Market Portfolio.................      .40%         .08%         .48%
Equity Portfolio.......................      .65%         .08%         .73%
Bond and Income Portfolio..............      .60%         .09%         .69%
Government Securities Portfolio........      .60%         .10%         .70%
Equity Income Portfolio................      .65%         .08%         .73%
Multi Strategy Portfolio...............      .65%         .11%         .76%
Managed Bond Portfolio.................      .60%         .09%         .69%
High Yield Bond Portfolio..............      .60%         .10%         .70%
Equity Index Portfolio.................      .21%         .08%         .29%
International Portfolio................      .85%         .21%        1.06%
Growth LT Portfolio....................      .75%         .10%         .85%

EXAMPLE

                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                ------ ------- ------- --------
You would pay the following expenses per
 $1,000 of initial premium assuming an initial
 premium of $25,000, assuming (1) 5% annual
 return and (2) redemption at the end of each
 time period:
Variable Account I
--Money Market................................   $65    $ 86    $107     $209
Variable Account II
--Equity......................................   $67    $ 93    $120     $236
Variable Account III
--Bond and Income.............................   $67    $ 92    $118     $232
Variable Account IV
--Government Securities.......................   $67    $ 93    $118     $233
Variable Account VII
--Equity Income...............................   $67    $ 93    $120     $236
Variable Account IX
--Multi Strategy..............................   $67    $ 94    $121     $239
Variable Account X
--Managed Bond................................   $67    $ 92    $118     $232
Variable Account XI
--High Yield Bond.............................   $67    $ 93    $118     $233
Variable Account XII
--Equity Index................................   $63    $ 80    $ 97     $189
Variable Account XIII
--International...............................   $70    $103    $137     $270
Variable Account XIV
--Growth LT...................................   $68    $ 97    $126     $248
You would pay the following expenses per
 $1,000 of initial premium assuming an initial
 premium of $25,000, assuming (1) 5% annual
 return and (2) annuitization at the end of
 each time period:
Variable Account I
--Money Market................................   $65    $ 86    $107     $209
Variable Account II
--Equity......................................   $67    $ 93    $120     $236
Variable Account III
--Bond and Income.............................   $67    $ 92    $118     $232
Variable Account IV
--Government Securities.......................   $67    $ 93    $118     $233
Variable Account VII
--Equity Income...............................   $67    $ 93    $120     $236
Variable Account IX
--Multi Strategy..............................   $67    $ 94    $121     $239
Variable Account X
--Managed Bond................................   $67    $ 92    $118     $232
Variable Account XI
--High Yield Bond.............................   $67    $ 93    $118     $233
Variable Account XII
--Equity Index................................   $63    $ 80    $ 97     $189
Variable Account XIII
--International...............................   $70    $103    $137     $270
Variable Account XIV
--Growth LT...................................   $68    $ 97    $126     $248

                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                ------ ------- ------- --------
You would pay the following expenses per
 $1,000 of initial premium assuming an initial
 premium of $25,000, assuming (1) 5% annual
 return and (2) no redemption of the Contract:
Variable Account I
--Money Market................................   $18     $56    $ 97     $209
Variable Account II
--Equity......................................   $21     $64    $110     $236
Variable Account III
--Bond and Income.............................   $20     $63    $108     $232
Variable Account IV
--Government Securities.......................   $20     $63    $108     $233
Variable Account VII
--Equity Income...............................   $21     $64    $110     $236
Variable Account IX
--Multi-Strategy..............................   $21     $65    $111     $239
Variable Account X
--Managed Bond................................   $20     $63    $108     $232
Variable Account XI
--High Yield Bond.............................   $20     $63    $108     $233
Variable Account XII
--Equity Index................................   $16     $51    $ 87     $189
Variable Account XIII
--International...............................   $24     $74    $127     $270
Variable Account XIV
--Growth LT...................................   $22     $68    $116     $248

--------
(1) Based on the year ended December 31, 1996. See "Other Expenses" and "Charges and Expenses".
(2) The expenses listed for the Fund Portfolios reflect current expenses for the year ending December 31, 1996 adjusted to reflect a decrease in fees for certain service providers for certain fund operating expenses. Actual total expenses before the adjustment for the year ended December 31, 1996, were: Money Market Portfolio--0.50%; Equity Portfolio--0.74%; Bond and Income Portfolio--0.71%; Government Securities Portfolio--0.72%; Equity Income Portfolio--0.75%; Multi-Strategy Portfolio--0.78%; Managed Bond Portfolio--0.71%; High Yield Bond Portfolio--0.71%; Equity Index Portfolio--0.31%; International Portfolio--1.07% and Growth LT Portfolio-- 0.87%.

  The purpose of this table is to assist the Contract Owner in understanding the various costs and expenses that a Contract Owner will bear directly and indirectly. The expenses of the Separate Account and the Fund, the underlying investment vehicle, are included in the table. For additional information on Separate Account expenses, including premium taxes payable on the Annuity Date, see the section, "Charges and Expenses" of this Prospectus. A copy of the prospectus for the Fund accompanies or precedes this Prospectus and contains additional information on the Fund and its expenses.

  On the Annuity Date, the proceeds attributable to the Variable Accounts are transferred to the General Account of the Company. Thereafter, the Annuitant will receive payments based upon the Contract proceeds, the Payment Plan selected and the annuity tables in the contract. The Variable Account expenses described in this table would not apply to annuity payments.

  The example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown. The example assumes a $1,000 investment and a 5% annual rate of return. In addition, the example reflects an average initial premium of approximately $25,000 and a prorata portion of the annual maintenance charges. The assumed 5% return is hypothetical and should not be considered a representation of past or future actual returns, which may be greater or lesser than the assumed amount.

                              FINANCIAL HIGHLIGHTS

  The following tables present financial highlights with respect to each Variable Account of the Pacific Corinthian Variable Separate Account. The information in the tables for the years or periods ended December 31, 1987 through 1996 is included in the Pacific Corinthian Variable Separate Account's financial statements The information for the years or periods ended December 31, 1994 through 1996 were audited by Deloitte and Touche LLP, independent auditors. The information for the years or periods ended December 31, 1987 through 1993 were audited by different independent auditors. The tables should be read in conjunction with the Pacific Corinthian Variable Separate Account's financial statements, which are in the Pacific Corinthian Variable Separate Account's Annual Report dated as of December 31, 1996.

                    SELECTED ACCUMULATION UNIT* INFORMATION+

  Selected accumulation unit information as of the year ended December 31st for each period:

                        1996       1995          1994       1993       1992       1991       1990        1989           1988
------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATION
  UNIT VALUE AT
  BEGINNING OF
  PERIOD:
 Variable Account
  I--Money
  Market.........       $1.753     $1.681        $1.647     $1.628     $1.604     $1.541     $1.448      $1.345         $1.270
 Variable Account
  II--Equity.....       $4.117     $3.366        $3.509     $3.044     $2.898     $2.263     $2.351      $1.829         $1.727
 Variable Account
  III--Bond and
  Income.........       $3.958     $2.996        $3.311     $2.798     $2.621     $2.136     $2.094      $1.810         $1.723
 Variable Account
  IV--Government
  Securities.....       $1.804     $1.538        $1.584     $1.479     $1.402     $1.224     $1.152      $1.031         $0.999
 Variable Account
  VII--Equity
  Income.........       $1.740     $1.338        $1.494     $1.389     $1.309     $1.080     $1.028      $1.000(c)
 Variable Account
  IX--Multi-
  Strategy++.....       $1.677     $1.355        $1.394     $1.280     $1.263     $1.046     $1.008      $1.000(c)
 Variable Account
  X--Managed
  Bond...........       $1.167     $1.000(e)
 Variable Account
  XI--High Yield
  Bond...........       $1.151     $1.000(f)
 Variable Account
  XII--Equity
  Index..........       $1.334     $1.000(e)
 Variable Account
  XIII--
  International..       $1.103     $1.000(d)
 Variable Account
  XIV--Growth LT.       $1.306     $1.000(e)
------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATION
  UNIT VALUE AT
  END OF PERIOD:
 Variable Account
  I--Money
  Market.........       $1.819     $1.753        $1.681     $1.647     $1.628     $1.604     $1.541      $1.448         $1.345
 Variable Account
  II--Equity.....       $5.208     $4.117        $3.366     $3.509     $3.044     $2.898     $2.263      $2.351         $1.829
 Variable Account
  III--Bond and
  Income.........       $3.879     $3.958        $2.996     $3.311     $2.798     $2.621     $2.136      $2.094         $1.810
 Variable Account
  IV--Government
  Securities.....       $1.835     $1.804        $1.538     $1.584     $1.479     $1.402     $1.224      $1.152         $1.031
 Variable Account
  VII--Equity
  Income.........       $2.053     $1.740        $1.338     $1.494     $1.389     $1.309     $1.080      $1.028
 Variable Account
  IX--Multi-
  Strategy++.....       $1.865     $1.677        $1.355     $1.394     $1.280     $1.263     $1.046      $1.008
 Variable Account
  X--Managed
  Bond...........       $1.202     $1.167
 Variable Account
  XI--High Yield
  Bond...........       $1.266     $1.151
 Variable Account
  XII--Equity
  Index..........       $1.612     $1.334
 Variable Account
  XIII--
  International..       $1.328     $1.103
 Variable Account
  XIV--Growth LT.       $1.520     $1.306

------------------------------------------------------------------------------------------------------------------------------
                         1987
------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATION
  UNIT VALUE AT
  BEGINNING OF
  PERIOD:
 Variable Account
  I--Money
  Market.........        $1.210(a)
 Variable Account
  II--Equity.....        $1.711(a)
 Variable Account
  III--Bond and
  Income.........        $1.769(a)
 Variable Account
  IV--Government
  Securities.....        $1.000(b)
 Variable Account
  VII--Equity
  Income.........
 Variable Account
  IX--Multi-
  Strategy++.....
 Variable Account
  X--Managed
  Bond...........
 Variable Account
  XI--High Yield
  Bond...........
 Variable Account
  XII--Equity
  Index..........
 Variable Account
  XIII--
  International..
 Variable Account
  XIV--Growth LT.
------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATION
  UNIT VALUE AT
  END OF PERIOD:
 Variable Account
  I--Money
  Market.........        $1.270
 Variable Account
  II--Equity.....        $1.727
 Variable Account
  III--Bond and
  Income.........        $1.723
 Variable Account
  IV--Government
  Securities.....        $0.999
 Variable Account
  VII--Equity
  Income.........
 Variable Account
  IX--Multi-
  Strategy++.....
 Variable Account
  X--Managed
  Bond...........
 Variable Account
  XI--High Yield
  Bond...........
 Variable Account
  XII--Equity
  Index..........
 Variable Account
  XIII--
  International..
 Variable Account
  XIV--Growth LT.

------------------------------------------------------------------------------------------------------------------------------

                                  (Balance of table and footnotes on next page.)

(Continued from previous page.)

                       1996       1995       1994       1993       1992       1991       1990       1989        1988
------------------------------------------------------------------------------------------------------------------------
 NUMBER OF
  ACCUMULATION
  UNITS
  OUTSTANDING AT
  END OF PERIOD:
 Variable Account
  I--Money
  Market.........    3,299,125  3,371,947  4,854,157  5,509,003  6,843,695 10,299,671 31,308,091  33,886,239  37,173,015
 Variable Account
  II--Equity.....   17,691,032 19,004,171 21,655,973 24,107,346 26,687,310 36,873,827 78,671,563 101,955,442 128,437,748
 Variable Account
  III--Bond and
  Income.........    8,418,032  9,619,803 11,329,001 13,036,249 15,302,617 22,642,515 50,717,710  71,309,683  89,321,253
 Variable Account
  IV--Government
  Securities.....      756,267  1,101,310  1,466,345  1,657,615  1,758,324  2,719,819  4,972,484   2,918,530   1,680,292
 Variable Account
  VII--Equity
  Income.........   10,099,851 11,737,786 16,013,336  5,084,404  5,092,161  6,155,320 10,131,006   4,659,556
 Variable Account
  IX--Multi-
  Strategy++.....    9,682,862 11,026,979 14,528,472 17,701,484 20,903,707 27,842,901 39,928,927  16,900,702
 Variable Account
  X--Managed
  Bond...........       39,109    106,463
 Variable Account
  XI--High Yield
  Bond...........       67,250     67,350
 Variable Account
  XII--Equity
  Index..........      255,873    224,355
 Variable Account
  XIII--
  International..      509,025    316,969
 Variable Account
  XIV--Growth LT.      936,498    619,020
------------------------------------------------------------------------------------------------------------------------
                       1987
------------------------------------------------------------------------------------------------------------------------
 NUMBER OF
  ACCUMULATION
  UNITS
  OUTSTANDING AT
  END OF PERIOD:
 Variable Account
  I--Money
  Market.........    48,228,153
 Variable Account
  II--Equity.....   182,282,075
 Variable Account
  III--Bond and
  Income.........   114,959,885
 Variable Account
  IV--Government
  Securities.....       222,746
 Variable Account
  VII--Equity
  Income.........
 Variable Account
  IX--Multi-
  Strategy++.....
 Variable Account
  X--Managed
  Bond...........
 Variable Account
  XI--High Yield
  Bond...........
 Variable Account
  XII--Equity
  Index..........
 Variable Account
  XIII--
  International..
 Variable Account
  XIV--Growth LT.
------------------------------------------------------------------------------------------------------------------------

* An Accumulation Unit is the unit of measure used to calculate the value of a Contract Owner's interests in a Variable Account during the Accumulation Period.
+ On December 31, 1992, the Pacific Corinthian Variable Separate Account assumed the assets and liabilities of the Shearson VIP Separate Account in accordance with the Rehabilitation Plan and accordingly, the information presented up to December 31, 1992 is for the Shearson VIP Separate Account, the Separate Account's predecessor for accounting purposes. On October 30, 1997, Pacific Corinthian Life Insurance Company was merged into Pacific Life. In connection with the Merger, the Pacific Corinthian Variable Separate Account was transferred intact to Pacific Life.
++ On December 31, 1994, the Variable Account name was changed to the Multi-
   Strategy Variable Account when the underlying investment changed from the Balanced Variable Account of the Shearson VIP Fund to the Multi-Strategy Portfolio of the Pacific Select Fund.
Dates Variable Accounts began operations:(a) 08/31/83, (b)10/05/87, (c)
  10/17/89, (d) 01/19/95, (e) 01/20/95 and (f) 02/03/95.

                        PACIFIC LIFE INSURANCE COMPANY

  Pacific Life is a life insurance company that is domiciled in California. Pacific Life's operations include both life insurance and annuity products as well as financial and retirement services. As of the end of 1996, Pacific Life had over $50.8 billion of individual life insurance in force and total admitted assets of approximately $21.2 billion. Pacific Life has been ranked according to admitted assets as the 22nd largest life insurance carrier in the nation for 1996. Together with its subsidiaries and affiliated enterprises, Pacific Life has total assets and funds under management of over $136 billion. Pacific Life is authorized to conduct life insurance and annuity business in the District of Columbia and all states except New York. Pacific Life's principal offices are located at 700 Newport Center Drive, Newport Beach, California 92660.

  Pacific Life was originally organized on January 2, 1868, under the name "Pacific Mutual Life Insurance Company of California" and reincorporated as "Pacific Mutual Life Insurance Company" on July 22, 1936. On September 1, 1997, Pacific Life converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company and was authorized by California regulatory authorities to change our name to Pacific Life Insurance Company. As part of the process, we have applied for authorization to do business as Pacific Life Insurance Company in all states in which we do business. It may be necessary for us to use forms bearing the name Pacific Mutual Life Insurance Company at some times and places and forms bearing the name Pacific Life Insurance Company at other times and places during the transition period. Any request received in proper order or any transaction made on a form bearing either of these names will be honored.

  Pacific Life is a subsidiary of Pacific LifeCorp, a holding company which, in turn, is a subsidiary of Pacific Mutual Holding Company, a mutual holding company. Under their respective charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of the Contracts and Pacific Life's annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company, consisting principally of the right to vote on the election of the Board of Directors of the mutual holding company and on other matters, and certain rights upon liquidation or dissolution of the mutual holding company.

  The principal underwriter for the Contracts is Pacific Mutual Distributors, Inc. ("PMD"). PMD is registered as a broker-dealer with the SEC and is a wholly-owned subsidiary of Pacific Mutual Life. PMD is located at 700 Newport Center Drive, Newport Beach, California, 92660.

                             THE SEPARATE ACCOUNT

  The Separate Account is registered with the U.S. Securities and Exchange Commission as a unit investment trust. Such registration does not involve any supervision by the Commission of the administration or investment practices or policies of the Separate Account or of any of the Variable Accounts.

  The Pacific Corinthian Variable Separate Account was previously established by a resolution of the Board of Directors of Pacific Corinthian Life Insurance Company ("Pacific Corinthian") adopted on July 22, 1992, as the successor to the Shearson VIP Separate Account of First Capital Life Insurance Company--In Conservation ("Shearson VIP Separate Account") established July 29, 1981. On December 31, 1992 the assets and liabilities of the Shearson VIP Separate Account were assumed by the Pacific Corinthian Variable Separate Account pursuant to an Amended and Restated Assumption Reinsurance Agreement in accordance with the Rehabilitation Plan of First Capital Life Insurance Company--In Conservation. Pursuant to the Rehabilitation Plan, on October 30, 1997 Pacific Corinthian was merged into Pacific Life (the "Merger"). In connection with the Merger, the assets and liabilities of Pacific Corinthian, including the Pacific Corinthian Variable Separate Account, became the assets and liabilities of Pacific Life. Under the Merger, the Pacific Corinthian Variable Separate Account was transferred intact to Pacific Life and continues to operate as the Separate Account.

  The Separate Account is divided into subaccounts referred to as Variable Accounts. Each Variable Account invests in shares of a designated Portfolio of the underlying Fund: the Money Market Portfolio (Variable Account I), the Equity Portfolio (Variable Account II), the Bond and Income Portfolio (Variable Account III), the Government Securities Portfolio (Variable Account IV), the Equity Income Portfolio (Variable Account VII), the Multi-Strategy Portfolio (Variable Account IX), the Managed Bond Portfolio (Variable Account X), the High Yield Bond Portfolio (Variable Account XI), the Equity Index Portfolio (Variable Account XII), the International Portfolio (Variable Account XIII), and the Growth LT Portfolio (Variable Account XIV). The Board of Directors of the Company may establish additional Variable Accounts within the Separate Account at any time. Each Variable Account is administered and accounted for as part of the general business of the Company, but the income and gains or losses of each Variable Account, whether realized or not, are credited to or charged against the assets held in that Variable Account, without regard to the income or capital gains or losses of any other Variable Account or of Pacific Life. The assets of the Separate Account are not chargeable with liabilities arising out of any other business conducted by Pacific Life. However, all obligations arising under the Contract, including the promise to make annuity payments, are general corporate obligations of the Company, and all of the Company's assets are available to meet its expenses and obligations under the Contract.

                            THE PACIFIC SELECT FUND

PACIFIC SELECT FUND

  The Fund is an open-end, diversified management investment company of the series type organized as a Massachusetts business trust on May 4, 1987. The Fund currently offers eleven separate portfolios for purchase by the Separate Account, each with its own investment objective or objectives and investment policies.

  Shares of each Portfolio currently are offered only to separate accounts of Pacific Life to serve as the underlying investment medium for variable annuity and variable life insurance contracts. However, shares of each Portfolio may be offered in the future to other separate accounts established by Pacific Life or sold to separate accounts of other affiliated or unaffiliated insurance companies.

THE INVESTMENT ADVISER AND PORTFOLIO MANAGERS

  Pacific Life Insurance Company, located at 700 Newport Center Drive, Newport Beach, California 92660, serves as Investment Adviser to each of the Portfolios of the Fund. Pacific Life is registered with the Commission as an investment adviser. Pacific Life manages the Money Market and High Yield Bond Portfolios, for which Pacific Life formulates and implements continuing programs for the purchase and sale of securities in compliance with the investment objective, policies, and restrictions of each of these Portfolios, and is responsible for the day-to-day decisions to buy and sell securities for these Portfolios. For the other Portfolios, the Investment Adviser and the Fund have engaged other firms to serve as Portfolio Managers under the supervision of Pacific Life.

  The following chart summarizes some basic data about each Portfolio of the Fund. There can be no assurance that any Portfolio will achieve its objective. More detailed information is contained in the accompanying prospectus of the Fund, including information on the risks associated with the investments and investment techniques of each of the Portfolios.

THE FUND'S PROSPECTUS ACCOMPANIES THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING.

                                                     PRIMARY INVESTMENTS
    PORTFOLIO              OBJECTIVE             (UNDER NORMAL CIRCUMSTANCES)     PORTFOLIO  MANAGER

 Money Market    Current income consistent       Highest quality money         Pacific Life
                 with preservation of capital    market instruments.
--------------------------------------------------------------------------------------------------------
 High Yield Bond High level of current income    Intermediate and long-        Pacific Life
                                                 term, high-yielding,
                                                 lower and medium quality
                                                 (high risk) fixed-income
                                                 securities.
--------------------------------------------------------------------------------------------------------
 Managed Bond    Maximize total return           Investment grade              Pacific Investment
                 consistent with prudent         marketable debt               Management Company
                 investment management           securities. Will
                                                 normally maintain an
                                                 average portfolio
                                                 duration of 3-7 years.
--------------------------------------------------------------------------------------------------------
 Government      Maximize total return           U.S. Government               Pacific Investment
  Securities     consistent with prudent         securities including          Management Company
                 investment management           futures and options
                                                 thereon and high-grade
                                                 corporate debt
                                                 securities. Will
                                                 normally maintain an
                                                 average portfolio
                                                 duration of 3-7 years.
--------------------------------------------------------------------------------------------------------
 Growth LT       Long-term growth of capital     Common stock.                 Janus Capital Corporation
                 consistent with the
                 preservation of capital
--------------------------------------------------------------------------------------------------------
 Equity Income   Long-term growth of capital     Dividend paying common        J.P. Morgan Investment
                 and income                      stock.                        Management Inc.
--------------------------------------------------------------------------------------------------------
 Multi-Strategy  High total return               Equity and fixed income       J.P. Morgan Investment
                                                 securities.                   Management Inc.
--------------------------------------------------------------------------------------------------------
 Equity          Capital appreciation            Common stocks and             Greenwich Street Advisors
                                                 securities convertible
                                                 into or exchangeable for
                                                 common stocks.
--------------------------------------------------------------------------------------------------------
 Bond and        High level of current           Investment grade debt         Greenwich Street Advisors
  Income         income consistent with          securities.
                 prudent investment
                 management and
                 preservation of capital
--------------------------------------------------------------------------------------------------------
 Equity Index    Provide investment results      Stocks included in the        Bankers Trust Company
                 that correspond to the total    S&P 500.
                 return performance of
                 common stocks publicly traded
                 in the U.S.
--------------------------------------------------------------------------------------------------------
 International   Long-term capital               Equity securities of          Morgan Stanley Asset
                 appreciation                    corporations domiciled        Management Inc.
                                                 outside the United
                                                 States.

                              CHARGES AND EXPENSES

  CONTINGENT DEFERRED SALES CHARGE: Except as set forth below, a Contingent Deferred Sales Charge ("Charge") is imposed on the dollar amount of any partial or complete withdrawal of amounts attributable to premium payments under the Contract during the Accumulation Period and on annuitization. Where there is a partial withdrawal, the Charge is deducted from the remaining balance in the Account. Where there are insufficient funds in the Account to cover the Charge, the Charge is deducted from the amount withdrawn. One partial withdrawal per Contract Year will be exempt from any Charge being imposed, provided the amount of such withdrawal does not exceed 10% of the Contract Value at the time of such withdrawal. The amount of any withdrawal in excess of 10% of the Contract Value, and the entire amount of the second or subsequent withdrawal in the same Contract Year, may be subject to the Charge. After consideration for any withdrawal amount exempt from the Charge, in no event will the Charge imposed exceed 5% of the aggregate premium payments.

  When imposed, the Charge is based on the Contribution Year of each premium payment at the following rates:

                                                                      WITHDRAWAL
                       CONTRIBUTION YEAR OF PREMIUM                     CHARGE
                       ----------------------------                   ----------
      1..............................................................      5%
      2..............................................................      4%
      3..............................................................      3%
      4..............................................................      2%
      5..............................................................      1%
      6 and thereafter...............................................      0%

  No Charge is applied in the sixth Contribution Year and thereafter.

  For purposes of determining the amount of any Charge, withdrawals will be attributed to premium payments on a first-in, first-out basis, even if the Contract Owner elects to redeem amounts allocated to an Account (including the Fixed Account) other than the Account to which such premium payment was allocated. Any charge will be apportioned among the Variable Accounts or the Fixed Account in the same proportion as the withdrawal is allocated.

  The following example illustrates the operation of the Charge: A Contract Owner makes premium payments of $5,000 in the first Contract Year, $2,000 in the second Contract Year and $4,000 in the third Contract Year. Based on the investment performance of the Variable Accounts to which the Contract Value is allocated, the Contract Value has grown to $14,500 by the middle of the fourth Contract Year. In that event, the Contract Owner may make one withdrawal of an amount up to $1,450 (10% of the current Contract Value of $14,500) during the fourth year without imposition of the Charge.

  EXAMPLE 1: If the Contract Owner should make a partial withdrawal in the amount of $6,000 at that time, the Charge would be imposed as follows:

        BASIS OF        RATE OF
         CHARGE         CHARGE                           EXPLANATION
        --------        -------                          -----------
        $1,450           None             (10% of current Contract Value)
        $4,550           2%               (excess applied against $5,000 premium
                                          in Contract Year 1 at Contribution Year
                                          4 rate)

  EXAMPLE 2: If the Contract Owner should make a partial withdrawal in the amount of $13,000 at that time, the Charge would be imposed as follows:

        BASIS OF        RATE OF
         CHARGE         CHARGE                           EXPLANATION
        --------        -------                          -----------
        $1,450           None             (10% of current Contract Value)
        $5,000           2%               (excess applied against $5,000 premium
                                          in Contract Year 1 at Contribution Year
                                          4 rate)
        $2,000           3%               (excess applied against $2,000 premium
                                          in Contract Year 2 at Contribution Year
                                          3 rate)
        $4,000           4%               (excess applied against $4,000 premium
                                          in Contract Year 3 at Contribution Year
                                          2 rate)
        $  550           None             (no Charge is imposed on an amount in
                                          excess of aggregate premium received)

  The Charge also applies to any annuitization where the Contract Value includes an amount attributable to a premium payment for which the sixth Contribution Year has not yet been reached. The amount of the Charge will be determined in the same manner as for a withdrawal. In no event will the Charge be imposed on an annuitization if a Payment Plan offered under the Contract and Prospectus is elected or if the proceeds are applied to purchase a Single Premium Immediate Annuity then offered by the Company or an affiliate thereof and the annuity payment period is five years or longer.

  The proceeds of the Charge are intended for use by the Company to cover certain expenses relating to the distribution of the Contracts, including any commissions to sales personnel and other promotional expenses. Pacific Life may realize a profit from this charge to the extent it is not needed to cover distribution expenses.

  CONTRACT MAINTENANCE CHARGE: The Company has primary responsibility for administration of the Contract and the Separate Account. During the Accumulation Period, the Company assesses a Contract Maintenance Charge from each Contract on the Contract Date and on December 31 of each calendar year, whether or not any premium payment has been made during the year. For the calendar year in which a Contract initially is purchased, the Contract Maintenance Charge will be prorated so that the Contract will be assessed only for the number of days remaining in the calendar year after the Contract Date. If a Contract is surrendered on a date other than December 31, there will be no refund of any portion of the Contract Maintenance Charge.

  This charge is designed to reimburse the Company for administrative expenses related to the maintenance of each Contract, rather than the expense of administration of the Separate Account.

  At the present time, the Contract Maintenance Charge is $30 per calendar year and is apportioned equally among the Accounts to which the Contract Value is allocated. With respect to the Variable Accounts, the Charge is assessed by cancelling Accumulation Units.

  The Contract Maintenance Charge imposed during the Accumulation Period is not guaranteed and may be changed in future years. However, with respect to Contracts issued in Pennsylvania, the Company has undertaken that any Contract Maintenance Charge imposed may not exceed $50.

  The Company does not anticipate that it will make any profit on the Contract Maintenance Charge.

  CHARGE FOR MORTALITY RISK AND EXPENSE RISK OF THE SEPARATE ACCOUNT: A charge equal to 1.19% per year of each Variable Account's net assets is accrued daily and paid monthly in order to reimburse the Company for undertaking the mortality risk under the Contract and for bearing certain expense risks of the Separate Account. Of the total annual charge, approximately 1.00% is attributable to the mortality risk and .19% is attributable to the expense risk.

  The mortality risk borne by the Company under the Contract results from (1) its guarantee that during the Accumulation Period on or before the fifth contract anniversary the death benefit will be at least equal to the aggregate premium payments received by the Company, less any reductions in the Contract Value caused by withdrawals, and after the fifth contract anniversary the death benefit proceeds will be the Contract Value, or, if larger, the minimum guaranteed death benefit, and (2) its guarantee that annuity payments will not be affected by a change in the death rate assumed in establishing its obligation to provide annuity payments under the Contract.

  The expense risk borne by the Company results from its guarantee that ordinary expenses borne directly by the Separate Account will not exceed 0.25% of average daily net assets on an annual basis. The Company further guarantees that the ordinary operating expenses of a Variable Account together with the operating expenses incurred by its underlying Fund Portfolio, exclusive of advisory and management fees, interest, taxes, brokerage commissions, transaction costs or extraordinary expenses, will not exceed 0.6% of average daily net assets annually after consideration for any adjustment by the Fund's Investment Adviser and Manager for Fund expenses in excess of state expense limitations, except that additional custodial costs associated with holding foreign securities and foreign taxes on dividends, interests and gains will also be excluded with respect to the underlying International Portfolio of the Fund.

  Pacific Life may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and administrative expenses, but Pacific Life may realize a loss to the extent the charge is not sufficient.

  OTHER EXPENSES: The Separate Account bears its own expenses, including fees and expenses for accounting and legal costs, data processing costs, registration fees, and expenses of preparation and distribution to Contract Owners of reports and prospectuses. Such expenses will be allocated among the Variable Accounts based on their relative net assets, unless they do not relate to all the Variable Accounts.

  The deductions and expenses of the underlying Fund are paid out of the assets of the Fund and are described in the Fund's prospectus and in the section, "Annual Separate Account and Fund Expenses" in this Prospectus.

  PREMIUM TAXES: Any premium taxes imposed by states or municipalities will be paid by the Company when due. The dollar amount of any premium tax will be deducted from the Contract Value at the Annuity Date if the Contract is annuitized. Premium taxes currently imposed range from 0.5% to 3.5%.

                                  THE CONTRACT

  The Contract is a flexible premium deferred annuity and variable accumulation contract. The Contract was previously made available in connection with either a retirement plan qualified under Sections 401, 403(a), 403(b), 408 or 457 of the Internal Revenue Code ("Qualified Plan") or an individual purchaser ("Nonqualified Plan").

A. THE ACCUMULATION PERIOD

VALUATION

  VALUATION OF AN ACCUMULATION UNIT: The value of an Accumulation Unit will vary depending upon the investment experience of shares of the corresponding Fund Portfolio. The Accumulation Unit value also is affected by expenses of the Variable Account. The value of an Accumulation Unit for a Variable Account on any Valuation Day is the value of the Unit determined on the Valuation Day immediately preceding that Valuation Day multiplied by the net investment factor for the Valuation Period.

  For each Valuation Period, a gross investment rate is determined for each Variable Account. This rate is equal to (a) the change in the value of the underlying Fund Series' shares and, if applicable, the value of any shares resulting from reinvestment of a dividend on a Fund Series' shares, divided by
(b) the value of the underlying Fund Series' shares at the beginning of the Valuation Period. The gross investment rate for any Valuation Period may be positive or negative.

  A net investment rate for each Variable Account for the Valuation Period is then determined by deducting from the gross investment rate the daily accrual for the charge for mortality and expense risks payable to the Company and direct expenses of the Separate Account.

  The net investment factor for each Variable Account for the Valuation Period is then determined by adding 1.0 to the net investment rate for the Valuation Period. The net investment factor for the Valuation Period may be greater or less than 1.0, with the result that the value of an Accumulation Unit of that Variable Account may increase or decrease during the Valuation Period.

  NET ASSET VALUE: The net assets of the Variable Accounts are valued at or about 4:00 P.M., New York City time, on each Valuation Day.

ALLOCATION OF PREMIUMS, TRANSFERS AND WITHDRAWALS

  ALLOCATION OF PREMIUMS: Additional premium payments under the Contracts may be allocated among the Variable Accounts or the Fixed Account. The minimum additional premium payment is $500 for a Nonqualified Plan and $50 for a Qualified Plan. The premium payments are priced with regard to the applicable Variable Account at the Accumulation Unit Value next determined following receipt of the premium payment. A premium payment will be allocated in accordance with the most recent allocation instructions received from the Contract Owner. Contract Owners may change their premium payment allocation by telephone if a properly completed and signed Telephone Authorization Form is on file at the Company's Annuity Service Office. The Company reserves the right to require that a Contract Owner's allocation to any particular Variable Account or the Fixed Account meet a certain minimum amount.

  TRANSFERS: Prior to the Annuity Date, the Contract Owner may transfer all or a part of the Accumulation Value among the Variable Accounts and the Fixed Account. Transfers may be made by wire if authorized by the Contract Owner on the application or if a Telephone Authorization Form has been properly completed, signed and is on file at the Company's Annuity Service Office. The minimum partial transfer amount is $500. No partial transfer may be made if, after such partial transfer, the remaining Accumulation Value would be less than $500 in any Variable Account or $1,000 in the Fixed Account.

  Each such transfer will be made at the Accumulation Unit value next determined following receipt of written notice at the Annuity Service Office of the Company. With respect to the Fixed Account, such transfers are limited to only one during each Contract Year. The Company reserves the right to limit the number and frequency of transfers between Variable Accounts, and to impose a fee or charge on transfers. With regard to Contracts issued in Pennsylvania, any fee or charge imposed on a transfer will not exceed $50.

  WITHDRAWALS: Contract Owners may withdraw the Accumulation Value allocated to the Separate Account at any time and receive 100% of the Accumulation Value in the Variable Accounts, net of any applicable Contingent Deferred Sales Charge. Withdrawal of Accumulation Value from the Fixed Account is subject to limitations as described under "The Fixed Account".

  Withdrawals are permitted while the Contract is in force during the Annuitant's life, except that no withdrawal is permitted following the commencement of annuity payments under Payment Plans D, E, or F (see "Optional Payment Plans") and before the death of the Owner, provided that with respect to Contracts originally issued after January 18, 1985, if there are joint Owners and the joint Owners are husband and wife, then on the death of the survivor thereof; further provided, if the joint Owners are not husband and wife, then on the death of the first joint Owner.

  The Contract Owner may select the Variable Account or Accounts from which a withdrawal is to be made, provided that no partial withdrawal of the Accumulation Value in an Account may be made if, as a result, the Contract would have a remaining Accumulation Value of less than $500 in any Variable Account. In addition, the minimum partial withdrawal that can be made is $500.

  Election to withdraw must be in writing and a dollar amount or percentage of withdrawal to be allocated to the Variable Accounts or the Fixed Account should be indicated, provided that an Accumulation Value of at least $500 remains in any Variable Account ($1,000 in the Fixed Account) after any partial withdrawal.

  Payment upon withdrawal with respect to Accumulation Value in the Variable Accounts generally will be made within seven days from the date the request is received by the Company and will be based on the value next determined after the request for full or partial withdrawal has been received. If the request is received on a day other than a Valuation Day, the value will be determined on the first Valuation Day after receipt of the request.

  See "Federal Income Tax Status," for a discussion of the tax consequences of withdrawal. Withdrawal may result in a Contingent Deferred Sales Charge being imposed. (See "Contingent Deferred Sales Charge.")

DELAY OF PAYMENTS ON TRANSFER OR WITHDRAWAL: With respect to the Accumulation Value in each Variable Account, the Company may suspend the right of transfer or withdrawal or delay payment on transfer or withdrawal for more than seven days only:

    1. when the New York Stock Exchange is closed;

    2. when trading on the New York Stock Exchange is restricted;

    3. when an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of a Variable Account's net assets; or

    4. during any other period when the Securities and Exchange Commission, by order, so requires for the protection of Contract Owners, provided that applicable rules, regulations and orders of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (2) and
  (3) exist.

  TEXAS OPTIONAL RETIREMENT PROGRAM: Under the terms of the Optional Retirement Program, if a participant makes the required contribution, the State of Texas will contribute a specified amount to the participant's retirement account. If a participant does not commence the second year of participation in the plan as a "faculty member" as defined in Title 110B of the State of Texas Statutes, the Company will return the State's contribution. If a participant does begin a second year of participation, the employer's first year contributions will then be applied as a purchase payment under the Qualified Contract, as will each subsequent employer's contributions.

  Title 8, Section 830.105 of the Texas Government Code restricts withdrawal of contributions and earnings in a variable annuity contract in the Texas Optional Retirement Program (ORP) prior to (1) termination of employment in all Texas public institutions of higher education, (2) retirement, (3) death, or (4) the participant's attainment of age 70 1/2. A participant in the Texas ORP will not, therefore, be entitled to make full or partial withdrawals under a Contract unless one of the foregoing conditions has been satisfied. Appropriate certification must be submitted to redeem the participant's account. The value of such Qualified Contract may, however, be transferred to other contracts or other carriers during the period of participation in the Program.

  CONSTRAINTS ON DISTRIBUTIONS FROM SECTION 403(B) ANNUITY CONTRACTS: Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational, and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. Section 403(b) imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of Section 403(b), and applies to tax years beginning on or after January 1, 1989.

  Section 403(b) requires that distributions from Section 403(b) tax-sheltered annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement not begin before the employee reaches age 59 1/2, separates from service, dies, becomes disabled, or incurs a hardship. Furthermore, distributions of gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship. Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a residence, or paying certain tuition expenses that may only be met by the distribution. Pacific Corinthian Life will not be responsible for monitoring policy distributions prior to 59 1/2.

  A participant in a Contract purchased as a tax-sheltered Section 403(b) annuity contract will not, therefore, be entitled to exercise the right of withdrawal, as described in this Prospectus, in order to receive his or her Accumulation Value attributable to contributions under a salary reduction agreement or any gains credited to such participant after December 31, 1988 under the Contract unless one of the above-described conditions has been satisfied. A participant's Accumulation Value in a Contract may be able to be transferred to certain other investment alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangements.

  Pursuant to Revenue Ruling 90-24, a direct transfer between issuers of an amount representing all or part of an individual's interest in a Section 403(b) annuity or custodial account is not a distribution subject to tax or to premature distribution penalty, provided the funds transferred continue after the transfer to be subject to distribution requirements at least as strict as those applicable to them before the transfer.

 DEATH BENEFIT

  If the Annuitant dies before the Annuity Date, a death benefit will be paid to the Beneficiary. If joint Annuitants are named in the Contract, the death benefit is payable only upon receipt of due proof of the death of both Annuitants before the Annuity Date. Upon receipt of notice of death, the Company will promptly send the Beneficiary a letter outlining the requirements to process the claim and the payment options available. Death benefit proceeds will be paid according to the payment option selected upon receipt by the Company of due proof of death and selection of a payment option.

  On or before the fifth contract anniversary, the amount of the death benefit will be the greater of (1) the aggregate premium payments less any reductions caused by previous withdrawals, or (2) the Contract Value next determined following receipt of due proof of death by the Company at its home office. After the fifth contract anniversary, the minimum guaranteed death benefit is equal to the death benefit as of the next previous Milestone Date, increased by any premiums paid since that Milestone Date and decreased by any withdrawals, net of Contingent Deferred Sales Charge, received since that Milestone Date. After the fifth contract anniversary, the death benefit proceeds will be the Contract Value, or, if larger, the minimum guaranteed death benefit. If due proof of death is received on a day other than a Valuation Day, the Contract Value will be determined on the first Valuation Day after such receipt. (The preceding provision is considered a "Stepped-Up" death benefit provision not accepted for use in North Carolina.) The Contract Owner may, during the lifetime of the Annuitant, elect to have all or a part of the death benefit proceeds paid to the Beneficiary in a single sum or under one of the Optional Payment Plans, provided that no Payment Plan may be selected unless the amount of the death benefit proceeds applied to the Payment Plan exceeds $10,000. Otherwise, the death benefit proceeds will be paid in cash. If the Contract Owner has not made an election, the Beneficiary may do so after the death of the Annuitant. (See "Payment Plans.")

  With respect to Contracts issued after January 18, 1985, if the Owner dies before the Annuitant and prior to the Annuity Date, death benefit proceeds will be paid to the Owner's Beneficiary upon receipt of due proof of the Owner's death and instructions regarding payment. The term Owner means any owner. If there are joint Owners, the term Owner means the first joint Owner to die unless the joint Owners are husband and wife. If the joint Owners are husband and wife and if the surviving spouse is the sole surviving joint tenant, the term Owner refers to the survivor thereof. If the surviving spouse of the deceased Owner is the Owner Beneficiary, or is the sole surviving joint tenant, and if the deceased Owner was not the sole Annuitant, such spouse may choose to continue this Contract in force on the same terms as before the Owner's death. If there is no Owner Beneficiary, the death benefit proceeds shall be paid to the joint Owner (if not a surviving spouse), if any, otherwise to the Annuitant. Payment will be made either to the Owner Beneficiary or, if not applicable, to the Beneficiary. If an Owner is not also an Annuitant, then, in the event the deaths of the Owner and the Annuitant are under circumstances in which it cannot be determined who died first, payment will be made to the Annuitant's Beneficiary. If the Owner and the Annuitant are the same, payment will be made to the Annuitant's Beneficiary.

  If the Owner Beneficiary is the surviving spouse of the deceased Owner, he or she may choose to receive a payment under any Payment Plan of the Contract that could have been selected by the Owner. For any other Owner Beneficiary, only those options may be chosen that provide for complete distribution of such Owner's interest in the Contract:

    1. within 5 years of the date of such Owner's death;

    2. over the lifetime of the Owner Beneficiary; or

    3. over a period that does not exceed the life expectancy of such Owner Beneficiary, as defined by the Code and the Regulations adopted under the Code.

  Subparagraphs (2) and (3) apply only to individuals. All such payments must start within one year of the date of such Owner's death. For purposes of these required distribution rules, special provisions apply if the Owner is not an individual (other than an Owner of a Contract under a Qualified Plan as defined in Section 401 or 403 of the Code). The special provisions include a rule that the so-called "primary annuitant" (the individual who is of primary importance in determining the timing of payments under the annuity contract) will be treated as the Owner and that a change in a primary annuitant will be treated as the death of the Owner for purposes of determining the timing of required distributions. No death benefit is payable in this situation. Rather, the amount of the distribution will be (a) the Contract Value if the non-individual Owner elects to maintain the Contract and reinvest the Contract Value into the Contract in the same amount as immediately prior to the distribution, or (b) the Contract Value less any Contract Maintenance Charge, and any reductions in the Contract Value caused by withdrawals, if the non-individual Owner elects a cash distribution. The amount of the distribution will be determined as of the Valuation Day we receive, in proper form, the request to change the Primary Annuitant and instructions regarding maintaining the Contract or cash distribution.

  On the death of any Owner after the Annuity Date, any guaranteed amounts remaining unpaid will continue to be paid to the Annuitant pursuant to the Payment Plan in force at the date of death. No death benefit will be paid if the Owner dies after the Annuity Date. On the death of the Annuitant, any unpaid benefit available will be paid to the Beneficiary of the Annuitant in accordance with the "Payment Plan" section below.

  If an election is not made within 60 days of our receipt of due proof of death or, if earlier, 60 days (or shorter period as we permit) prior to the first anniversary of the death, the single payment option will be deemed elected, unless otherwise required by law. If the single payment option is deemed elected, we will consider that deemed election as receipt of selection of a payment option.

 ASSIGNMENTS

  During the Accumulation Period, the Contract Owner may assign the Contract while the Contract is in force during the Annuitant's lifetime. However, in the event the Contract is issued under a Qualified Plan, it generally may not be assigned, discounted, pledged as collateral for a loan or transferred. A Collateral Assignment does not change ownership of the Contract. Amounts payable under the Contract may not be assigned or encumbered and, to the extent permitted by law, are not subject to levy, attachment or any other judicial process for the payment of the payee's debts or obligations. No assignment of any interest under the Contract is binding upon the Company until a written assignment is received and recorded at the Company's home office; and the Company assumes no responsibility with respect to the validity of any such assignment. The assignment will go into effect when signed subject to any payments made or other actions taken by the Company before the assignment is recorded. An assignment of a Contract (including a collateral assignment) may give rise to a taxable event.

 CHANGE OF BENEFICIARY DESIGNATION

  Subject to the rights of an irrevocable Beneficiary, the Contract Owner may change or revoke a Beneficiary designation while the Contract is in force during the Annuitant's lifetime by sending a written request to change or revoke the Beneficiary designation in such form as the Company may require to its home office. The change or revocation will not be binding on the Company until it is received and recorded at its Annuity Service Office. The change will go into effect when signed subject to any payments made or other actions taken by the Company before the change is recorded.

 CHANGE IN THE OPERATION OF THE SEPARATE ACCOUNT

  If investment in the Fund or a Portfolio thereof is no longer possible or in the opinion of the Company becomes inappropriate to the purpose of the Contract, the Company may substitute another mutual fund (or portfolio) without Contract Owners' consent. However, no such substitution will be made without the necessary approval of the Securities and Exchange Commission.

  At the Company's election and subject to the necessary vote by Contract Owners, the Separate Account may be deregistered under the 1940 Act. In the event registration is no longer required, deregistration of the Separate Account requires an order by the Securities and Exchange Commission. In the event of any such change in the operation of the Separate Account, the Company may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary to effect such change.

 MODIFICATION

  Upon notice to the Contract Owner, or to payees during the Annuity Period, the Company may modify the Contract, if such modification: (1) is necessary to make the Contract comply with any applicable law or regulation issued by a government agency to which the Company is subject; (2) is necessary to assure that the Contract continues to qualify under the Internal Revenue Code or other laws and regulations issued by a government agency relating to annuities or variable annuities; (3) is necessary to reflect a change in the operation of the Separate Account (see "Change in the Operation of the Separate Account," above); or (4) provides additional Variable Accounts. Any such modification may require an order by the Securities and Exchange Commission. In the event of any such modification, the Company may make an appropriate endorsement to the Contract to reflect the change and take such action as may be necessary to effect such change.

B. PAYMENT PLANS

  ANNUITY DATE: The Contract Owner selects an Annuity Date at the time of application. The Contract Owner may choose to annuitize at any time while the Annuitant is living and while the Contract is in force. Moreover, with respect to Accumulation Value in the Separate Account, the Annuity Date may not be deferred beyond the first day of the month following the Annuitant's 85th birthday. In the case of joint Annuitants, the birthdate of the younger Annuitant will be used to determine the latest Annuity Date.

  For Qualified Contracts issued in connection with this Prospectus under retirement plans, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on the Annuity Date. Under Qualified Plans, annuity payments generally must begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2.

  The Contract Owner may, during the life of the Annuitant at any time prior to the Annuity Date, elect one of the Payment Plans. For Contracts issued in connection with Qualified Plans, the selection of a Payment Plan may be limited under the terms of the particular Qualified Plan and applicable law. If there are joint Annuitants, Plans D or E may not be elected. The Contract Owner may change a Payment Plan by written notice received at the Annuity Service Office of the Company prior to the Annuity Date.

  If no Payment Plan has been elected, monthly payments will be made starting on the Annuity Date in accordance with Plan D, with guaranteed payments for ten years, if there is a single Annuitant. If joint Annuitants are named in the Contract, payments will be made in accordance with Plan F. (See "Optional Payments Plans.")

  The Contract Owner may, during the life of the Annuitant, change the Annuity Date, provided written notice is received by the Company at its Annuity Service Office at least 45 days prior to the Annuity Date set forth in the Contract. The date selected as the new Annuity Date must be after the date the written notice requesting a change of Annuity Date is received by the Company at its Annuity Service Office.

  DETERMINATION OF ANNUITY PAYMENTS: The proceeds on the Annuity Date will be the Contract Value less reductions, if any, for Contingent Deferred Sales Charge and premium taxes. A Contingent Deferred Sales Charge will be imposed on any amount attributable to a premium payment in its fifth Contribution Year or less. However, no Contingent Deferred Sales Charge will be imposed if the proceeds are applied under a Payment Plan currently offered under this Prospectus or to the purchase of a Single Premium Immediate Annuity then offered by the Company or an affiliate thereof and the payment period elected is five years or longer. The total Contract proceeds will be applied to the Payment Plan elected. The proceeds attributable to the Variable Account(s) will be transferred to the General Account. Thereafter, the Annuitant will receive fixed monthly payments based on the proceeds and the annuity tables set forth in the Contract.

  Annuity payments are paid as equal monthly installments, except that with the Company's consent the frequency of payments may be changed. If the frequency of payments is less than monthly, the dollar amount of each payment will be greater than if payments were made on a monthly basis. The Company reserves the right to pay such proceeds in one lump sum if the net amount is less than $10,000. If the frequency of payments selected would result in a periodic payment of less than $20, the Company reserves the right to change the frequency of payments in order to avoid payments of less than $20.

  PAYMENT PLANS APPLICABLE TO DEATH BENEFIT: During the life of the Annuitant, the Contract Owner may choose a Payment Plan that will apply to the death benefit proceeds upon the death of the Annuitant. This choice may be changed during the life of the Annuitant. To choose or change a Payment Plan, a written notice must be received at the Annuity Service Office of the Company.

  If the Contract Owner has not chosen a Payment Plan prior to the Annuitant's death, a Beneficiary may make this choice upon the Annuitant's death.

  A Payment Plan is available for death benefit proceeds only if the amount of the proceeds applied to that Plan is at least $10,000. Death benefit proceeds of less than $10,000 will be paid in cash.

  RIGHT TO PURCHASE SINGLE PREMIUM LIFE ANNUITY: In addition to the Payment Plans listed in this Prospectus, the Contract Owner may on the Annuity Date make a written request to the Annuity Service Office of the Company to surrender the Contract and use the proceeds to purchase any single premium immediate life annuity then made available by the Company or an affiliated life insurance company.

  OPTIONAL PAYMENT PLANS: Subject to restrictions applicable to Qualified Plans, any one of the following optional Payment Plans may be elected.

                                PLAN A. INTEREST

  The proceeds may be left on deposit with the Company to earn interest. The Contract Owner may choose when the payee is to receive payments, subject to the approval of the Company. If the payee dies before all payments have been made, the Beneficiary will be paid the unpaid sum left on deposit plus any unpaid interest up to the date of the payee's death. This option generally is not available to Contracts issued in connection with Qualified Plans.

                           PLAN B. FIXED INSTALLMENTS

  Proceeds plus interest will be paid in equal installments. Payments will continue until principal and interest are exhausted. The principal is the amount of proceeds applied to this plan. If the payee dies before all payments have been made, the Beneficiary will be paid the unpaid sum left on deposit with the Company plus any interest up to the date of the payee's death. For Contracts issued in connection with Qualified Plans, the amount of the installments generally must satisfy minimum distribution rules.

  This plan may be used only if the total amount paid each year is $60 or more for each $1,000 of proceeds.

                              PLAN C. FIXED PERIOD

  Proceeds plus interest will be paid in equal installments for the number of years chosen. The period chosen may not exceed 25 years. Under Contracts issued in connection with Qualified Plans, the period elected generally may be no longer than the joint life expectancy of the Annuitant and Beneficiary in the year the Annuitant reaches age 70 1/2.

  The election of a longer period results in smaller payments than would be made if a shorter period were chosen. The Contract provides that under certain circumstances, if the payee dies before the guaranteed payments have been made, the discounted value of the remaining unpaid payments will be paid in one sum to the Beneficiary. The discounted value will be based on interest compounded annually at 4% or such higher rate that was used to determine the payments.

               PLAN D. LIFE INCOME WITH GUARANTEED PAYMENT PERIOD

  Proceeds will be used to provide payments in equal installments for as long as the payee lives. A guaranteed payment period for 10 or 20 years can be chosen. This means that even if the payee dies during this period, payments will continue to be made until the end of the period chosen. The election of a 20 year guaranteed payment period results in smaller payments than would be paid if a 10 year guaranteed period were chosen. Under Contracts issued in connection with Qualified Plans, the 20 year period will not be available if the joint life expectancy of the Annuitant and Beneficiary is less than 20 years in the year the Annuitant reaches age 70 1/2. The Contract provides that under certain circumstances, if the payee dies before the guaranteed payments have been made, the discounted value of the remaining unpaid guaranteed payments will be made in one sum to the Beneficiary. The discounted value will be based on interest compounded annually at 3.5% or such higher rate that was used to determine annuity payments.

                           PLAN E. INSTALLMENT REFUND

  Proceeds will be used to provide payments in equal installments. Guaranteed payments will continue until the sum of the payments equals the proceeds applied. If the payee is still living at that time, payments will continue as long as the payee lives. The Contract provides that under certain circumstances, if the payee dies before the guaranteed payments have been made, the discounted value of the remaining unpaid guaranteed payments will be paid in one sum to the Beneficiary. The discounted value will be based on interest compounded annually at 3.5% or such higher rate that was used to determine the annuity payments.

                    PLAN F. JOINT AND SURVIVOR LIFE ANNUITY

  Proceeds will be paid during the lifetimes of the joint Annuitants. Payment of proceeds will continue as long as either Annuitant is living. After the death of both Annuitants no further payments will be made. It would be possible under this plan for only one annuity payment to be made if both payees died before the due date of the second payment.

  ANNUITY PAYMENT RATES: The Contract contains annuity payment rates for the Payment Plans described in this Prospectus. The rates show the monthly payment amount for each $1,000 of proceeds applied when this payment is based on the minimum guaranteed interest rate. The minimum guaranteed interest rate for Plans A, B and C is 4% per year, compounded annually, and for Plans D, E and F, 3.5% per year, compounded annually.

  The annuity payment rates vary according to the Payment Plan elected and the age of the payee. The mortality rate used to determine the annuity payment rates for Payment Plans D, E and F is the A-1949 Mortality Table.

  PROTECTION OF BENEFITS: Contract Owners considering assigning amounts under Payment Plans, electing to receive a discounted lump sum cash settlement, or transferring among Payment Plans should consult the Company's Annuity Service Office to determine whether these measures are permitted for particular Payment Plans.

  INQUIRIES: If you have questions about the Contract, you may reach our service representatives at 1-800-735-5535 between the hours of 7:00 a.m. and 5:00 p.m., Pacific time.

C. VOTING RIGHTS

  Pacific Life is the legal owner of the shares of the Fund held by the Variable Accounts of the Separate Account. In accordance with its view of present applicable law, Pacific Life will exercise voting rights attributable to the shares of each Portfolio of the Fund held in the Variable Accounts at any regular and special meetings of the shareholders of the Fund on matters requiring shareholder voting under the 1940 Act. Pacific Life will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Variable Accounts of the Separate Account. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result Pacific Life determines that it is permitted to vote the shares of the Fund in its own right, it may elect to do so.

  The person having the voting interest under a Contract is the Owner. Unless otherwise required by applicable law, the number of Fund shares of a particular Portfolio as to which voting instructions may be given to us is determined by dividing a Contract Owner's Accumulated Value in a Variable Account on a particular date by the net asset value per share of that Portfolio as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the SEC, we reserve the right to determine in a different fashion the voting rights attributable to the shares of the Fund. Voting instructions may be cast in person or by proxy.

  Voting rights attributable to the Contract Owner's Accumulated Value in a Variable Account for which no timely voting instructions are received will be voted by Pacific Life in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Variable Account. Pacific Life will also exercise the voting rights from assets in each Variable Account that are not otherwise attributable to Contract Owners, if any, in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Variable Account. If Pacific Life holds shares of a Portfolio in its General Account, and/or if any of our non-insurance subsidiaries hold shares of a Portfolio, such shares will be voted in the same proportion as votes cast by the Separate Account and other separate accounts of Pacific Life, in the aggregate.

                           FEDERAL INCOME TAX STATUS

INTRODUCTION

  The discussion contained herein is general in nature and is not intended as tax advice. Any interested person should consult a competent tax adviser. The discussion is limited to federal income tax laws and no attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon the Company's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those federal income tax laws or of their current interpretation by the Internal Revenue Service.

FEDERAL TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT

 General

  Pacific Life is taxed as a life insurance company under Part I, Subchapter L of the Code. Because the Separate Account is not taxed as a separate entity and its operations form a part of Pacific Life, Pacific Life will be responsible for any Federal income taxes that become payable with respect to the income of the Separate Account. However, each Variable Account will bear its allocable share of such liabilities. Under current law, no item of dividend income, interest income, or realized capital gain of the Variable Accounts will be taxed to Pacific Life to the extent it is applied to increase reserves under the Contracts.

  Under the principles set forth in IRS Revenue Ruling 81-225 and Section 817(h) of the Code and regulations thereunder, Pacific Life believes that it will be treated as the owner of the assets in the Separate Account for Federal income tax purposes.

  The Separate Account will invest its assets in a mutual fund that is intended to qualify as a regulated investment company under Part I, Subchapter M of the Code. If the requirements of the Code are met, the Fund generally will not be taxed on amounts distributed on a timely basis to the Separate Account.

 Diversification Standards

  Each Portfolio of the Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. For details on these diversification requirements, see "What is the Federal Income Tax Status of the Fund" in the Fund's prospectus.

  The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor [i.e., the Contract Owner], rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

  The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Contract Owner has additional flexibility in allocating premium payments and Contract Values. These differences could result in a Contract Owner being treated as the owner of the Contract's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Contract, as deemed appropriate by us, to attempt to prevent a Contract Owner from being considered the owner of the Contract's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Portfolio will be able to operate as currently described in the Prospectus, or that the Fund will not have to change any Portfolio's investment objective or investment policies.

FEDERAL TAX STATUS OF CONTRACT OWNERS

  NONQUALIFIED PLANS: The Company believes that the Contract Owner generally will not be subject to income tax on increases in the Contract Value until payments or distributions are received under the Contract. Increases in the value of a Contract attributable to sources other than the investment performance of the Variable Accounts may be taxable to Contract Owners as those amounts are credited to their Contracts. Income taxation of benefits received under the Contract, whether received before or after the Annuity Date, is determined under Section 72 of the Code.

  (a) Distributions before the Annuity Date. A distribution by full or partial surrender prior to the Annuity Date may subject the Contract Owner to income tax. If the Contract is assigned or pledged as collateral for a loan, the amount assigned or pledged will be treated as a distribution.

  If the distribution is by full surrender, the Contract Owner is taxed on the amount distributed less premiums paid, with such premiums reduced by any prior partial surrenders which were not subject to income tax.

  A distribution by partial surrender is deemed to come first from any previously untaxed accumulation which is distributed. The previously untaxed accumulation is the Contract Value, computed without adjustment for any applicable surrender penalty, less premiums paid, with such premiums reduced by any prior partial surrenders which were not subject to income tax.

  A distribution attributable to a premium paid prior to August 14, 1982, will be deemed to come first from principal, then from the untaxed accumulation. If the Contract contains values attributable to premiums paid both prior to August 14, 1982, and after August 13, 1982, the order of distribution is as follows:
(1) pre-August 14, 1982 premiums; (2) untaxed accumulations attributable to pre-August 14, 1982 premiums; (3) untaxed accumulations attributable to post-August 13, 1982 premiums; and (4) post-August 13, 1982 premiums. Premiums paid by means of a tax-free exchange of annuity contracts under Section 1035 of the Code carry to the new annuity contract the original premium payment date or dates for purposes of determining taxable distributions.

  (b) Distributions after the Annuity Date. Where payments are received after the Annuity Date pursuant to an annuity option (Payment Plans B, C, D, E, or
F), that portion of each payment which represents the Contract Owner's investment in the Contract, as that term is defined in Section 72 of the Code, is excluded from gross income for income tax purposes. To determine the percentage of each payment which is excluded from taxable income, the investment in the Contract, which is ordinarily the amount of premium payments under the Contract less prior partial surrenders which were not subject to income tax, is divided by the expected return under the Contract. The expected return under the Contract in the case of Optional Payment Plans B or C is based on the period of time that payments under the plan will be made. The expected return under the Contract in the case of Optional Payment Plans D, E, or F is based on the life expectancy of the Annuitant or Annuitants in the case of joint Annuitants.

  For annuities starting after December 31, 1986, the amount that may be excluded from gross income is limited to the Contract Owner's investment in the Contract. Once such investment has been recovered, the entire amount of each remaining payment will be included in gross income. If, due to the death of the Annuitant, payments cease before the full amount of the investment in the Contract has been recovered, such unrecovered investment generally will be allowed as a deduction to the Annuitant for his last taxable year.

  If the Contract matures and if the Contract Owner elects to leave the proceeds on deposit with the Company under Optional Payment Plan A, the proceeds on maturity are taxed in the same manner as a full surrender and the interest payments on the funds on deposit are included in the Contract Owner's taxable income in the year the interest is received by the Contract Owner or credited to the amount held on deposit.

  (c) Death Benefits. The death benefit is taxable to the beneficiary as ordinary income to the extent of gain in the Contract. Gain in the Contract is equal to the death benefit less the premium paid with such premiums reduced by prior non-taxable distributions.

  (d) Penalty Tax. In certain circumstances, a taxable distribution from the Contract will be subject to a penalty tax equal to ten (10) percent of the taxable amount distributed.

  The circumstances in which the penalty tax does not apply include the following: distributions which are attributable to premiums paid ten (10) years or more prior to the date of distribution if the Contract was issued prior to January 19, 1985; distributions made on or after the death of the Contract Owner; distributions made after the Contract Owner attains the age of fifty-nine and one-half (59 1/2); distributions to a Contract Owner who has become disabled; distributions made under Optional Payment Plans C, E, or F, provided the distributions under such plans are substantially equal, are made not less frequently than annually, and extend over the taxpayer's life or life expectancy; and distributions attributable to premiums paid prior to August 14, 1982.

  (e) Non-Natural Holders. Subject to several exceptions, in the case of Contracts held by non-natural persons such as certain trusts and corporations, income on the Contract is taxed currently to the Contract Owner. The rule does not apply where the contract is acquired by the estate of a decedent, where the contract is held by certain types of retirement plans, where the contract is a qualified funding asset for structured settlements, where the contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of a so-called immediate annuity. Code Section 457 (deferred compensation) plans for employees of state and local governments and tax-exempt organizations are not within the purview of the exceptions.

  (f) Aggregation of Contracts. For contracts entered into on or after October 21, 1988, for purposes of determining the amount of any distribution under Code
Section 72(e) (amounts not received as annuities) that is includable in gross income, all annuity contracts issued by the same insurer to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract's annuity start date, such as a partial surrender, dividend, or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

  In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this new rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts that are paid as annuities (on and after the annuity start date) under annuity contracts issued by the same company to the same owner during any calendar year. In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income because of the "exclusion ratio" under the contract.

  (g) Gift of Annuity Contracts. Generally, gifts of non-tax qualified contracts prior to the annuity start date will trigger tax on the gain on the contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce.

  QUALIFIED PLANS: The Contract is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, Annuitants and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith.

  The amounts that may be contributed to Qualified Plans are subject to limitations that may vary depending on the type of plan. In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or in the case of distributions of amounts contributed under salary reduction agreements, could cause the plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Qualified Plan and or a penalty tax upon the participants equal to fifty (50) percent of the undistributed minimum required amount. As a result, the minimum distribution rules could limit the availability of certain annuity options to participants and their beneficiaries.

  Generally, distributions from a Contract under a Qualified Plan (other than a Contract issued under a Section 457 Plan) before the Annuity Date are taxed in the same manner as described in Paragraph (b) above with respect to distributions after the Annuity Date under Nonqualified Plans. The amount of the Contract pledged or assigned as collateral for a loan may be treated as a distribution from the Contract under certain Qualified Plans. Generally, in the case of most Contracts under Qualified Plans, the investment of the participant/beneficiary will be zero and distributions before the Annuity Date will in such instances be fully taxable. The proceeds of a full surrender of such a Contract may qualify for favorable tax treatment as a "lump-sum distribution," subject to 5-year forward averaging for distributions before December 31, 1999 (the Tax Reform Act of 1986 generally eliminated 10-year forward averaging and phased out capital gain treatment). However, early distribution of the proceeds of a Contract issued in connection with certain Qualified Plans generally will be subject to a 10% penalty tax if made before the participant reaches age 59 1/2 and not made on account of death or disability, with certain exceptions. These exceptions include certain distributions: (1) which are part of a series of substantially equal periodic payments made (at least annually) for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and a designated beneficiary, but in the case of a participant in a plan qualified under section 401(a) of the Code or the owner of a 403(b) contract only if the individual has separated from service; (2) also in the case of corporate plans qualified under section 401(a) of the Code and 403(b) contracts, made to an employee after termination of employment after reaching age 55; (3) made to pay for certain medical expenses; or (4) in the case of IRA's, made for certain qualifying expenditures for first-time homebuyers or for qualified higher education expenses.

  Generally, distributions of minimum amounts specified by the Code must commence by April 1 of the calendar year following the calendar year in which the participant reaches age 70 1/2; however, if a plan qualified under section 401(a) of the Code or a 403(b) contract so provides, no distributions are required for individuals who are employed after age 70 1/2 (other then 5% owners) until they retire. Additional distribution rules apply after the applicant's death.

  Generally, distributions after the Annuity Date are taxed in the same manner as described in Paragraph (b) above with respect to Nonqualified Plans. Distributions from certain retirement plans may also be subject to an excise tax if the amount of such distributions exceeds certain threshold amounts prescribed pursuant to the Code.

  Following are brief descriptions of various types of Qualified Plans and of the use of the Contract in connection therewith. Employees or other purchasers of the Contract for use with any of the Qualified Plans described herein should seek competent advice as to the suitability of the proposed plan document and of the Contract to their specific needs.

  (a) H.R. 10 Plans. The Self-Employed Individuals Tax Retirement Act of 1962, as amended, which is commonly referred to as "H.R. 10," permits self-employed individuals to establish Qualified Plans for themselves and their employees. The tax law contains certain limitations with respect to such plans concerning maximum permissible contributions, distribution dates, non-forfeitability of interests and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form pre-approved by the Internal Revenue Service, is adopted and implemented by the employer.

  The tax treatment of H.R. 10 plans is essentially the same as for corporate plans. Some special restrictions apply to self-employed individuals who are "owner-employees." An owner-employee is a sole proprietor or a partner who owns more than 10% capital or a profit interest in a partnership.

  (b) Simplified Employee Pension Plans. Section 408 of the Code permits eligible employers to establish a retirement program known as a "Simplified Employee Pension Plan." Such a plan may permit the purchase of the Contract to provide benefits under the plan. In order to establish such a plan, a plan document, usually in prototype form pre-approved by the Internal Revenue Service, is adopted and implemented by the employer.

  (c) Individual Retirement Accounts. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Account" ("IRA"). In some cases contributions to an IRA may be made on a tax-deductible basis. IRAs are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain other types of Qualified Plans may be placed on a tax-deferred basis into an IRA.

  (d) Corporate Pension and Profit-Sharing Plans. Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans.

  (e) Tax-Sheltered Annuities. Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These eligible employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment. For a discussion of restrictions on distributions from Section 403(b) tax-sheltered annuities, see "Constraints on Distributions from Section 403(b) Annuity Contracts".

  (f) Deferred Compensation Plans for State and Local Governments. Section 457 of the Code permits employees of a state or local government (or of certain other tax-exempt entities) to defer compensation through an eligible government plan. Contributions to a Contract in connection with an eligible government plan are subject to limitations.

  WITHHOLDING: With respect to Contracts used in connection with Nonqualified Plans, with certain limited exceptions, withholding on annuity payments and other distributions from the Contract is required. However, recipients of annuity payments or other distributions are allowed to make an election not to have federal income tax withheld, which is revocable at any time.

  The withholding rate generally will be applied only against the taxable portions of annuity payments or other distributions, and will be based upon the nature of the distribution. Federal tax will be withheld from annuity payments pursuant to the recipient's withholding certificate. If no withholding certificate is filed with the Company, tax will be withheld from annuity payments on the basis that the payee is married with three withholding exemptions.

  Distributions from a Qualified Plan (not including an individual retirement annuity subject to Code Section 408) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless (1) the distributee directs the transfer of such amounts in cash to another Qualified Plan or an IRA; or (2) the payment is a minimum distribution required under the Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the distributee elects not to have withholding apply.

  OTHER CONSIDERATIONS: The above description of the Federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract described in this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plan distributions are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Contract Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan. We are not the Administrator of your Qualified Plan. You should also consult with your tax advisor and/or administrator before you withdraw any portion of your Contract Value.

                               OTHER INFORMATION

REPORTS TO OWNERS

  A statement will be sent quarterly to each Contract Owner setting forth a summary of the transactions that occurred during the quarter, and indicating the Contract Value and as of the end of each quarter. In addition, the statement will indicate the allocation of Contract Value among the Fixed Account and the Variable Accounts and any other information required by law. Confirmations will also be sent out upon certain unscheduled transactions under your contract. If you suspect an error on a confirmation or quarterly statement, you must notify us in writing within 30 days from the date of the first confirmation or statement on which the transaction appeared. When you write, tell us your name, contract number and description of the error.

  Each Contract Owner will also receive an Annual report containing financial statements for the Separate Account and the Fund, the latter of which will include a list of the portfolio securities of the Fund, as required by the 1940 Act, a semi-annual report containing financial statements for the Fund, and/or such other reports as may be required by Federal securities laws.

TELEPHONE TRANSFER PRIVILEGES

  You may request a transfer of Accumulated Value by telephone if an authorization for telephone requests ("telephone authorization") is on file with Pacific Life . All or part of any telephone conversation with respect to transfer instructions may be recorded by Pacific Life. Telephone instructions received by 1:00 P.M. Pacific time on any Valuation Date will be effected as of the end of that Valuation Date in accordance with your instructions, (presuming that the Free-Look Period has expired). Pacific Life reserves the right to deny any telephone transfer request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you might not be able to request transfers by telephone and would have to submit written requests.

  Pacific Life has established procedures to confirm that instructions communicated by telephone are genuine. Under the procedures, any person requesting a transfer by telephone must provide certain personal identification as requested by Pacific Life, and Pacific Life will send a written confirmation of all transfers requested by telephone within 7 days of the transfer. Upon request in writing for telephone authorization, you authorize Pacific Life to accept and act upon telephonic instructions for transfers involving your Contract, and agree that neither Pacific Life, any of Pacific Life's affiliates, nor Pacific Select Fund, nor any of the directors, trustees, officers, employees or agents, will be liable for any loss, damages, cost, or expense (including attorneys fees) arising out of any requests effected in accordance with the telephone authorization and believed by Pacific Life to be genuine, provided that Pacific Life has complied with its procedures. As a result of this policy on telephone requests, you will bear the risk of loss arising from the telephone transfer privileges.

PERFORMANCE INFORMATION

  Performance information for the Variable Accounts, including the yield and effective yield of the Variable Account investing in the Fund's Money Market Portfolio ("Money Market Variable Account"), the yield of the remaining Variable Accounts, and the total return of all Variable Accounts and historical performance information for the Fund may appear in advertisements, reports, and promotional literature to Owners.

  Quotations of average annual total return for any Variable Account will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Variable Account), and will reflect the deduction of the applicable contingent deferred sales charge, the administrative charge, the maintenance fee, the mortality and expense risk charge, and the operating expenses of the Separate Account as shown in "Annual Separate Account and Fund Expenses." Quotations of total return may simultaneously be shown that do not take into account certain contractual charges such as the contingent deferred sales charge, the administrative charge, and the maintenance fee.

  Performance information for any Variable Account reflects only the performance of a hypothetical Contract under which Accumulated Value is allocated to a Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Portfolio of the Fund in which the Variable Account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total return and of the usage of performance and other related information for the Variable Accounts, see the Statement of Additional Information.

  Pacific Life may also provide you with reports on its rating as an insurance company and on its claims-paying ability that are produced by rating agencies and organizations.

SALES COMMISSIONS

  Pacific Life and PMD pay sales commission directly to broker-dealers and other expenses associated with premiums paid under the Contracts. Broker-dealers may receive aggregate commission of up to 4.50% of aggregate premium payments, and will be paid a persistency trail commission which will take into account, among other things, the length of time premium payments have been held under a Contract and Contract Values. A trail commission is not anticipated to exceed 0.30%, on an annual basis, of the Contract Value considered in connection with the trail commission. Pacific Life and PMD may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements may vary. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars, and merchandise.

REGISTRATION STATEMENT

  A Registration Statement under the 1933 Act has been filed with the SEC relating to the Contracts described in this Prospectus. This Prospectus does not include all the information included in the Registration Statement, certain portions of which, including the Statement of Additional Information, have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

FINANCIAL STATEMENTS

  Audited financial statements of the Pacific Corinthian Variable Separate Account as of December 31, 1996 and for each of the two years then ended, and unaudited semi-annual financial statements as of June 30, 1997, are incorporated by reference in the SAI from the Annual Report of the Pacific Corinthian Variable Separate Account dated as of December 31, 1996 and the Semi-Annual Report of the Pacific Corinthian Variable Separate Account dated as of June 30, 1997, respectively. Audited consolidated financial statements of Pacific Mutual Life as of December 31, 1996 and 1995, and for the three years ended December 31, 1996, are contained in the SAI.

STATEMENT OF ADDITIONAL INFORMATION

  The following list shows the contents of the Statement of Additional
Information:

    Introduction
    General Information and History
    Services
    Performance Information
    Financial Statements
    Independent Auditors' Report
    Financial Statements of Pacific Mutual Life Insurance Company

                                    APPENDIX

                               THE FIXED ACCOUNT

  Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the General Account registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Act. Disclosures regarding the Fixed Account and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. The Company has been advised that the staff of the Securities and Exchange Commission has not reviewed disclosure relating to the Fixed Account.

  Accumulation Values allocated to the Fixed Account are combined in the General Account of the Company with all the general assets of the Company and are invested in those assets chosen by the Company and allowed by applicable law. The Company allocates the investment income of the General Account to the contracts covered by the General Account in the amounts guaranteed in such contracts. Immediately prior to the Annuity Date, a Contract's current Accumulation Value of each Variable Account, less any Contingent Deferred Sales Charge or premium taxes, if applicable, is transferred to the General Account, and becomes a portion of assets of the General Account. Immediately prior to the Annuity Date, the Accumulation Value of the Fixed Account is also subject to a reduction for any Contingent Deferred Sales Charge or premium taxes, if applicable.

  Under the Fixed Account option, the Company allocates payment to its General Account, guarantees the amounts, and pays a fixed interest rate. The guaranteed minimum interest credited to the Fixed Account will be at the effective rate of 4% per year, compounded daily. The Company may declare excess interest to the Fixed Account at its sole discretion. Excess interest, if any, on the Fixed Account is guaranteed for the first Contract year. Thereafter, any excess interest will be declared on January 1 of each year and guaranteed for one year.

  The Company guarantees that, at any time, the Contract Owner's Fixed Account Accumulation Value will not be less than the premium payments and transfers allocated to the Fixed Account less reductions for Contract Maintenance Charges, less transfers and reductions due to withdrawals, including any Contingent Deferred Sales Charge, plus interest at the effective rate of 4% per year, compounded daily.

  Accumulated Value that was allocated or transferred to the Fixed Account during one year may be credited with a different rate of excess interest than amounts allocated or transferred to the Fixed Account in another year. Therefore, at any given time, various portions of your Accumulated Value allocated to the Fixed Account may be earning interest at different rates, of excess interest depending upon the year during which such portions were originally allocated or transferred to the Fixed Account. We bear the investment risk for the Accumulated Value allocated to the Fixed Account and for paying interest at the Guaranteed or excess rates, as applicable, on amounts allocated to the Fixed Account.

  Premium payments may not be allocated to the Fixed Account if the Fixed Account Accumulation Value would be less than $1,000 (beginning in the second Contract Year for Qualified Plans). Only one transfer to the Fixed Account from a Variable Account, or from the Fixed Account to a Variable Account is permitted during a Contract Year. The Company reserves the right to charge a fee on transfers. No partial transfer or partial withdrawal may be made if the remaining Accumulation Value would be less than $1,000 in the Fixed Account. Partial and full withdrawals from the Fixed Account may result in a Contingent Deferred Sales Charge being imposed. (See "Contingent Deferred Sales Charge").

  For purposes of determining the interest rates to be credited on remaining balances in the Fixed Account, the source of each withdrawal or transfer from the Fixed Account is determined on a first-in, first-out basis as follows: (1) the interest attributable to the earliest premium payment or transfer applied to the Fixed Account; (2) the earliest premium payment or transfer applied to the Fixed Account; and (3) the interest attributable to and principal on each succeeding premium payment or transfer applied to the Fixed Account in the order the premium payment or transfer was received.

  Unless the request for partial withdrawal specifies otherwise, withdrawals will be made from each Variable Account in the same proportion that the Contract Value in each Variable Account is allocated, with remaining amounts withdrawn from the Fixed Account.

  Contract Owners have no voting rights in the Separate Account with respect to Fixed Account Accumulation Values.

PROSPECTUS

Pacific Corinthian Variable Separate Account of
Pacific Life Insurance Company
  700 Newport Center Drive
  Newport Beach, California 92660, Telephone: (800) 735-5535

Annuity Service Office:
----------------------
P.O. Box 9000
Newport Beach, California 92658-9030

Principal Underwriter:
Pacific Mutual Distributors, Inc.
Member: NASD/SIPC
700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660

Counsel:
-------
Dechert Price & Rhoads
1500 K Street, N.W.
Suite 500
Washington, D.C. 20005


Prospectus dated          , 1997

                                              [LOGO OF PACIFIC CORINTHIAN]

[LOGO OF PACIFIC CORINTHIAN}




                                Distributed by:

                 [LOGO OF PACIFIC MUTUAL DISTRIBUTORS, INC.]

                       Pacific Mutual Distributors, Inc.
                               Member NASD & SIPC
                         700 NEWPORT CENTER DRIVE, NB-3
                            NEWPORT BEACH, CA 92660
                                 1-800-800-7681


FORM 15-20386-00

                      PACIFIC CORINTHIAN VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                                         , 1997

                               ----------------

                 INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY
                      AND VARIABLE ACCUMULATION CONTRACT

                               ----------------

                                ADMINISTERED BY
                PACIFIC CORINTHIAN VARIABLE SEPARATE ACCOUNT OF
                        PACIFIC LIFE INSURANCE COMPANY

                            ADMINISTRATIVE OFFICES:
                           700 NEWPORT CENTER DRIVE
                        NEWPORT BEACH, CALIFORNIA 92660
                           TELEPHONE: 1-800-735-5535

                    ANNUITY SERVICE OFFICE MAILING ADDRESS:
                                 P.O. BOX 9000
                     NEWPORT BEACH, CALIFORNIA 92658-9030

                               ----------------

  This Statement of Additional Information ("SAI") is intended to supplement the information provided to investors in the Prospectus dated October 31, 1997, of Pacific Corinthian Variable Separate Account of Pacific Life Insurance Company (the "Separate Account") and has been filed with the Securities and Exchange Commission as part of the Separate Account's Registration Statement. Investors should note, however, that this SAI is not itself a prospectus and should be read carefully in conjunction with the Separate Account's Prospectus and retained for future reference. A copy of the Separate Account's Prospectus may be obtained from Pacific Life Insurance Company.

  The contents of this SAI are incorporated by reference in the Prospectus in their entirety.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Introduction...............................................................   2
General Information and History............................................   2
Services...................................................................   2
Performance Information....................................................   3
Financial Statements.......................................................   5
Independent Auditors' Report...............................................   6
Financial Statements of Pacific Mutual Life Insurance Company..............   7

                                 INTRODUCTION

  The Statement of Additional Information is designed to provide information in addition to the information provided in the Prospectus. The information contained herein is intended solely for investors who have read the Prospectus and are interested in additional information regarding certain aspects of the Separate Account's policies and operations. Captions in this Statement of Additional Information generally correspond to like captions in the Prospectus.

                        GENERAL INFORMATION AND HISTORY

  For a description of the Individual Flexible Premium Deferred Annuity and Variable Accumulation Contract (the "Contract"), Pacific Life Insurance Company and its ownership structure, and the Pacific Corinthian Variable Separate Account of Pacific Life Insurance Company (the "Separate Account"), see the Prospectus. This SAI contains information that supplements the information in the Prospectus. Defined terms used in this SAI have the same meaning as set forth in the Prospectus.

                                   SERVICES

DISTRIBUTION AGREEMENT

  Pursuant to a Distribution Agreement between the Company on behalf of itself and the Separate Account and Pacific Mutual Distributors, Inc. ("PMD"), PMD acts as Distributor of the Contract. PMD is an indirect, wholly-owned subsidiary of Pacific Life. Smith Barney, Inc. (or its predecessors), the previous distributor, was paid or accrued commissions for 1996, 1995 and 1994 in the amount of $7,752,675, $6,392,097, and $6,089,139, respectively.

CUSTODIAN

  The Company, subject to applicable laws and regulations, is responsible for custody of the securities of the Separate Account and is responsible for their safekeeping.

                            PERFORMANCE INFORMATION

  Performance information for the Variable Accounts, including the yield and effective yield of the Variable Account investing in the Fund's Money Market Portfolio ("Money Market Variable Account"), the yield of the remaining Variable Accounts, and the total return of all Variable Accounts, and historical performance information for the Pacific Select Fund may appear in advertisements, reports, and promotional literature to Owners.

  Current yield for the Money Market Variable Account will be based on the change in the value of a hypothetical investment (exclusive of capital charges) over a particular 7-day period, less a pro-rata share of the annual Contract Maintenance Charge accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figures carried to at least the nearest hundredth of one percent. The current yield for the seven day period ended June 30, 1997 was 3.83%. For the same period, the effective yield was 3.91%. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

  Effective Yield = [(Base Period Return + 1) (To the power of 365/7)] - 1

  Quotations of yield for the remaining Variable Accounts will be based on all investment income per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of the Accumulation Unit on the last day of the period, according to the following formula:

      YIELD = 2[(a-b + 1)/6/ - 1]
                 ---
                 cd

  where
      a= net investment income earned during the period by the Portfolio attributable to shares owned by the Variable Account,
      b= expenses accrued for the period (net of reimbursements), c= the average daily number of Accumulation Units outstanding during the period that were entitled to receive dividends, and
      d= the maximum offering price per Accumulation Unit on the last day of the period.

  Quotations of average annual total return for any Variable Account will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Variable Account), calculated pursuant to the following formula: P(1 + T)/n/ = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of the applicable contingent deferred sales charge, the administrative charge, the maintenance fee, the mortality and expense risk charge, and the operating expenses of the Separate Account as shown in the Prospectus under "Annual Separate Account and Fund Expenses." Performance information for Variable Accounts may also be advertised based on the historical performance of the Fund Portfolio underlying the Variable Account for periods beginning prior to the date each Variable Account commenced operations. Any such performance calculation will be based on the assumption that the Variable Account corresponding to the applicable Fund Portfolio was in existence throughout the stated period and that the contractual charges and expenses of the Variable Account during that period were equal to those currently assessed under the Contract. Quotations of total return may simultaneously be shown for the same or other periods that do not take into account certain contractual charges such as the contingent deferred sales charge, the administrative charge, and the maintenance fee.

  Performance information for a Variable Account may be compared, in reports and promotional literature, to the Standard & Poor's 500 Stock Index ("S&P 500"), the Dow Jones Industrial Average ("DJIA"), the Donoghue Money Market Institutional Averages, the Lehman Brothers Government Corporate Index, the Lehman Brothers Government Bond Index, the Salomon Brothers High Yield Bond Indexes, the Morgan Stanley Capital International's EAFE Index or other indices that measure performance of a pertinent group of securities so that investors may compare a Variable Account's results with those of a group of securities widely regarded by investors as representative of the securities markets in general or representative of a particular type of security.

Performance information may also be compared to (i) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications or persons who rank such investment companies on overall performance or other criteria; and (ii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

  Performance information for any Variable Account reflects only the performance of a hypothetical Contract under which an Owner's Accumulated Value is allocated to a Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio of the Fund in which the Variable Account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

  Reports and promotional literature may also contain other information including (i) the ranking of any Variable Account derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, (ii) the effect of tax-deferred compounding on a Variable Account's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis, and (iii) our rating or a rating of our claims paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

  The following table presents the annualized total return based on Accumulation Values and Full Withdrawal Values for each Variable Account of Pacific Corinthian Variable Separate Account for the one year period ended June 30, 1997 and for the period from each such Variable Account's commencement of investment in the Pacific Select Fund through June 30, 1997. The table is based on a Contract for which the average initial premium is approximately $25,000. The Accumulated Value (AV) returns reflect all Separate Account and current Contract charges except the withdrawal charge. The Full Withdrawal Value (FWV) returns reflect all Separate Account and current Contract charges including the withdrawal charge that would have been deducted if the contract had been surrendered on June 30, 1997. The total returns do not reflect any deduction of premium taxes. The withdrawal charges range from a maximum of 5% on premiums age 1, to 1% on premiums Age 5 and over. The information presented also includes data representing unmanaged market indices. Returns assume 100% of the premium payment was allocated to the Variable Account shown.

  THE RESULTS SHOWN IN THIS SECTION ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE INVESTMENT PERFORMANCE.

          ANNUALIZED RATES OF RETURN FOR PERIODS ENDED JUNE 30, 1997
                   ALL NUMBERS ARE EXPRESSED AS A PERCENTAGE

                                                                    BEGINNING
                                                     1 YEAR           DATE*
                                                 --------------  ----------------
VARIABLE ACCOUNTS                                  AV     FWV      AV      FWV
-----------------                                ------ -------  ------- --------
Variable Account I -- Money Market..............  3.77% (0.03%)   3.91%    2.76%
Variable Account II -- Equity................... 15.76% 11.76%   25.40%   24.52%
Variable Account III -- Bond and Income.........  7.96%  4.07%   11.80%   10.75%
Variable Account IV -- Government Securities....  6.07%  2.25%    8.00%    6.90%
Variable Account VII -- Equity Income........... 29.16% 25.16%   26.23%   25.35%
Variable Account IX -- Multi-Strategy........... 18.31% 14.31%   17.83%   16.86%
Variable Account X -- Managed Bond..............  7.12%  3.26%    8.65%    7.53%
Variable Account XI -- High Yield Bond.......... 12.74%  8.74%   12.18%   11.10%
Variable Account XII -- Equity Index............ 32.88% 28.88%   30.81%   29.96%
Variable Account XIII -- International.......... 24.28% 20.28%   18.14%   17.16%
Variable Account XIV -- Growth LT...............  9.68%  5.73%   20.87%   19.92%
MAJOR INDICES                                    1 YEAR 3 YEARS  5 YEARS 10 YEARS
-------------                                    ------ -------  ------- --------
EAFE............................................  12.83   9.12    12.83     6.58
First Boston High Yield Bond....................  14.67  12.36    11.60    11.62
LB Aggregate....................................   8.16   8.53     7.12     8.82
LBG/Bond........................................   7.40   7.94     6.97     8.47
LBG/C Bond......................................   7.75   8.34     7.23     8.72
LBG/C LT Bond...................................   9.20  10.56     9.04     9.99
Russell 2500....................................  20.10  22.31    18.61    12.75
Russell 2000....................................  16.33  20.06    17.87    11.14
S & P 500.......................................  34.70  28.86    19.78    14.66

--------
* Prior to January 1, 1995, the Variable Accounts within Pacific Corinthian Variable Annuity's Separate Account invested in corresponding Series of Pacific Corinthian Variable Fund. On December 31, 1994, the Series' assets of Pacific Corinthian Variable Fund were acquired by Pacific Select Fund for shares of Pacific Select Fund. Pacific Select Fund performance figures are the relevant basis for the returns in 1995 and going forward. Returns are based on the following beginning dates for each Variable Account: Money Market 1/3/95; Managed Bond 1/20/95; Government Securities 1/3/95; High Yield Bond 2/3/95; Growth LT 1/20/95; Equity Income 1/3/95; Equity 1/3/95; Bond and Income 1/3/95; Multi-Strategy 1/3/95; Equity Index 1/20/95; and International 1/19/95. Performance of the Equity Portfolio and the Bond and Income Portfolio is based on the performance of predecessor portfolios of Pacific Corinthian Variable Fund, which began their first full year of operations 1/1/84 and were acquired by the Fund on 12/31/94. Effective June 1, 1997 Morgan Stanley Asset Management Inc. became the Portfolio Manager of the International Portfolio.

  The rates of return and hypothetical values shown above represent past performance and neither guarantee nor predict future investment results. Actual rates of return and values will fluctuate. The value of accumulation units, when redeemed, may be more or less than the original costs. Investment in the Money Market Variable Account is neither insured nor guaranteed by the U.S. Government.

  In order to help you understand how investment performance can affect your Variable Account Accumulated Value, we are including performance information based on the historical performance of the Portfolios of the Fund. The information presented also includes data representing unmanaged market indices.


                             FINANCIAL STATEMENTS

  The financial statements of Pacific Mutual Life Insurance Company are presented in this Statement of Additional Information. The audited financial statements of the Pacific Corinthian Variable Separate Account as of December 31, 1996, and for each of the two years then ended, and the unaudited semi-annual financial statements of the Pacific Corinthian Variable Separate Account as of June 30, 1997, are incorporated herein by reference from the Annual Report of the Pacific Corinthian Variable Separate Account dated as of December 31, 1996, and the Semi-Annual Report of the Pacific Corinthian Variable Separate Account dated as of June 30, 1997, respectively.

    INDEPENDENT AUDITORS' REPORT

    Pacific Mutual Life Insurance Company and Subsidiaries:

    We have audited the accompanying consolidated statements of financial position of Pacific Mutual Life Insurance Company and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations and equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Mutual Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, the Company has adopted all applicable generally accepted accounting principles relating to mutual life insurance companies for all periods presented.


    DELOITTE & TOUCHE LLP

    Costa Mesa, California
    February 22, 1997

         FINANCIAL STATEMENTS OF PACIFIC MUTUAL LIFE INSURANCE COMPANY

             Pacific Mutual Life Insurance Company and Subsidiaries

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                               December 31,
                                                              1996      1995
-------------------------------------------------------------------------------
                                                               (In Millions)
ASSETS
Investments:
  Securities available for sale at fair value:
    Fixed maturity securities                               $12,193.8 $11,359.2
    Equity securities                                           260.8     218.5
  Short-term investments                                         66.1     103.3
  Mortgage loans                                              1,477.3   1,346.2
  Real estate                                                   280.0     288.6
  Policy loans                                                3,131.8   2,793.3
  Other investments                                             208.0     214.6
-------------------------------------------------------------------------------
TOTAL INVESTMENTS                                            17,617.8  16,323.7
Cash and cash equivalents                                       109.0     286.1
Deferred policy acquisition costs                               531.5     391.1
Accrued investment income                                       202.5     198.8
Other assets                                                    462.4     416.5
Separate account assets                                       8,142.1   5,686.9
-------------------------------------------------------------------------------
TOTAL ASSETS                                                $27,065.3 $23,303.1
-------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Liabilities:
  Universal life, annuity and other investment contract de-
   posits                                                   $13,877.4 $12,719.4
  Future policy benefits                                      2,442.0   2,378.9
  Policyholders' dividends payable                               64.5      65.3
  Borrowings                                                    120.5      83.0
  Surplus notes                                                 149.6     149.6
  Other liabilities                                             572.0     586.6
  Separate account liabilities                                8,142.1   5,686.9
-------------------------------------------------------------------------------
Total Liabilities                                            25,368.1  21,669.7
-------------------------------------------------------------------------------
Commitments and contingencies
Equity:
  Retained earnings                                           1,318.0   1,151.4
  Unrealized gain on available for sale securities, net         379.2     482.0
-------------------------------------------------------------------------------
Total Equity                                                  1,697.2   1,633.4
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                $27,065.3 $23,303.1
-------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

             Pacific Mutual Life Insurance Company and Subsidiaries

                CONSOLIDATED STATEMENTS OF OPERATIONS AND EQUITY

                                                    Years Ended December 31,
                                                     1996      1995     1994
-------------------------------------------------------------------------------
                                                         (In Millions)
REVENUES
Insurance premiums                                 $  465.4  $  458.5 $  455.9
Policy fees from universal life, annuity and
 other investment contract deposits                   348.6     309.0    280.0
Net investment income                               1,063.0   1,022.3    933.6
Net realized capital gains (losses)                    68.3      77.6     (2.1)
Investment management fees                             14.1      12.9    144.6
Other income                                          188.6     139.4    203.6
-------------------------------------------------------------------------------
TOTAL REVENUES                                      2,148.0   2,019.7  2,015.6
-------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Interest credited to universal life, annuity and
 other investment contract deposits                   653.2     654.2    638.6
Policy benefits paid or provided                      664.7     668.5    590.2
Commission expenses                                   199.8     167.8    139.9
Operating expenses                                    350.0     308.3    433.8
-------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                         1,867.7   1,798.8  1,802.5
-------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES              280.3     220.9    213.1
Provision for income taxes                            113.7      86.1    111.7
-------------------------------------------------------------------------------
NET INCOME                                            166.6     134.8    101.4
Equity, beginning of year                           1,633.4     809.3    942.8
Change in unrealized gain (loss) on available for
 sale securities, net                                (102.8)    689.3   (234.9)
-------------------------------------------------------------------------------
EQUITY, END OF YEAR                                $1,697.2  $1,633.4 $  809.3
-------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

             Pacific Mutual Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Years Ended December 31,
                                                  1996       1995       1994
--------------------------------------------------------------------------------
                                                        (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                      $   166.6  $   134.8  $   101.4
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                      (1.4)     (30.4)     (28.3)
  Deferred income taxes                             (49.7)     (30.3)      26.2
  Net realized capital (gains) losses               (68.3)     (77.6)       2.1
  Deferred policy acquisition costs                (140.4)      48.8     (126.5)
  Interest credited to universal life, annuity
   and other investment contract deposits           653.2      654.2      638.6
  Change in accrued investment income                (3.7)     (16.1)      28.5
  Change in future policy benefits                   63.1       89.3       48.7
  Change in policyholders' dividends payable         (0.8)      (0.5)      (0.2)
  Change in other assets and liabilities            169.7      172.9      (51.2)
--------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES           788.3      945.1      639.3
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Available for sale securities:
  Purchases                                      (4,525.0)  (3,001.3)  (4,376.9)
  Sales                                           2,511.0    1,940.3    2,690.3
  Maturities and repayments                       1,184.7      926.9    1,220.4
Held to maturity securities:
  Purchases                                                   (181.9)    (415.0)
  Sales                                                         62.3
  Maturities and repayments                                    111.0      202.2
Repayments of mortgage loans                        220.4      267.7      399.1
Proceeds from sales of mortgage loans and real
 estate                                              14.5       27.4       52.8
Purchases of mortgage loans and real estate        (414.3)    (244.7)    (237.7)
Distributions from partnerships                      78.8       49.0
Change in policy loans                             (338.5)    (389.8)    (349.7)
Change in short-term investments                     37.2      (66.7)     129.0
Other investing activity, net                      (120.1)    (121.1)      15.7
--------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES            (1,351.3)    (620.9)    (669.8)
--------------------------------------------------------------------------------

(Continued)

See Notes to Consolidated Financial Statements

             Pacific Mutual Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Years Ended December 31,
(Continued)                                      1996       1995       1994
-------------------------------------------------------------------------------
                                                       (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits                                     $ 2,105.0  $ 1,437.9  $ 1,355.0
  Withdrawals                                   (1,756.6)  (1,774.2)  (1,376.0)
Net change in borrowings                            37.5      (43.8)      36.9
-------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING AC-
 TIVITIES                                          385.9     (380.1)      15.9
-------------------------------------------------------------------------------
Net change in cash and cash equivalents           (177.1)     (55.9)     (14.6)
Cash and cash equivalents, beginning of year       286.1      342.0      356.6
-------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR         $   109.0  $   286.1  $   342.0
-------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMA-
 TION
Federal income taxes paid                      $   185.9  $    96.9  $    82.8
Interest paid                                  $    27.2  $    23.3  $    24.1
-------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Pacific Mutual Life Insurance Company ("Pacific Mutual Life") was established in 1868 and is organized under the laws of the State of California as a mutual life insurance company. Pacific Mutual Life conducts business in every state except New York.

    Pacific Mutual Life and its subsidiaries and affiliates have primary business operations which consist of life insurance, annuities, pension products, group employee benefits and investment management and advisory services. These primary business operations provide a broad range of life insurance, accumulation and investment products for individuals and businesses and offer a range of investment products to institutions and pension plans. Additionally, through its major subsidiaries and affiliates, Pacific Mutual Life provides a variety of group employee benefits, as well as investment management and advisory services.

    BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements of Pacific Mutual Life Insurance Company and subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of Pacific Mutual Life and its wholly-owned insurance subsidiaries, Pacific Corinthian Life Insurance Company ("PCL"-
    Note 3), PM Group Life Insurance Company ("PM Group") and World-Wide Holdings Limited, and its noninsurance subsidiaries, Pacific Financial Asset Management Corporation ("PFAMCo"), Pacific Mutual Distributors, Inc. ("PMD"), Pacific Mutual Realty Finance, Inc., Pacific Mezzanine Associates, L.L.C. and MC Associates, LLC. All significant intercompany transactions and balances have been eliminated. Pacific Mutual Life prepares its regulatory financial statements based on accounting practices prescribed or permitted by the Insurance Department of the State of California. These consolidated financial statements differ from those followed in reports to regulatory authorities (Note 2).

    On December 21, 1995, Pacific Mutual Life completed a subsidiary reorganization in which PFAMCo became a direct, wholly-owned subsidiary of Pacific Mutual Life. Prior to the reorganization PFAMCo was a wholly-owned, second-tier subsidiary of Pacific Mutual Life. The intermediate company, Pacific Financial Holding Company ("PFHC"), and certain of its assets and liabilities were merged into PFAMCo in connection with this reorganization. The remaining assets were merged into Pacific Mutual Life which consisted of investments in subsidiaries as follows: PFAMCo, PMD and PM Group.

    ACCOUNTING PRONOUNCEMENTS ADOPTED

    Pacific Mutual Life has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts," and Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" (the "Interpretation") issued by the Financial Accounting Standards Board. SFAS No. 120 and the Interpretation require that mutual life insurance companies and their insurance subsidiaries adopt all applicable authoritative GAAP pronouncements in any general purpose financial statements that they may issue. This differs from prior years when Pacific Mutual Life issued its regulatory financial statements as general purpose financial statements. The accompanying consolidated financial statements for 1996, 1995 and 1994 reflect the effects of implementing SFAS No. 120 and the Interpretation.

    On January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used shall be assessed for recoverability if certain events or changes in circumstances are present. An impairment loss shall be recognized if the carrying amount of

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    the asset exceeds the fair value of the asset. Adoption of this accounting standard did not have a significant impact on the consolidated financial position or consolidated results of operations of the Company.

    On January 1, 1996, the Company also adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires that rights acquired to service mortgage loans for others be recognized separately from the mortgage loan asset. SFAS No. 122 also requires that capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights and any impairment should be recognized through a valuation allowance. Adoption of this accounting standard did not have a significant impact on the consolidated financial position or consolidated results of operations of the Company.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides consistent accounting standards for securitizations and other transfers of financial assets, determines when financial assets (liabilities) should be considered sold (settled) and removed from the statement of financial position, and determines when related revenues and expenses should be recognized. The Company currently plans to adopt SFAS No. 125 beginning on January 1, 1997. The adoption is not expected to have a significant impact on the consolidated financial position or consolidated results of operations of the Company.

    INVESTMENTS

    Fixed maturity securities and equity securities are reported at fair value, with unrealized gains and losses, net of deferred income tax and adjustments to related deferred policy acquisition costs, included as a separate component of equity on the accompanying consolidated statements of financial position. Trading securities, which are included in short-term investments, are reported at fair value with unrealized gains and losses included in net realized capital gains (losses) on the accompanying consolidated statements of operations.

    For mortgage-backed securities included in fixed maturity securities the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

    In the first and second quarter of 1995, Pacific Mutual Life sold two securities from the held to maturity category. The amortized cost of the securities was $62.3 million and a net after tax loss of $0.7 million was realized on the sales. The securities were sold due to the significant deterioration of the issuer's creditworthiness.

    Beginning with the third quarter of 1995, Pacific Mutual Life transferred approximately $1.5 billion of securities from the held to maturity category to the available for sale category. This amount represented the amortized cost of the securities at the date of transfer. The fair value of those securities was approximately $1.6 billion, resulting in a net after tax unrealized gain of $52.5 million, which was reflected as a direct increase to equity. The change in classification was a result of a change in management's intent with respect to these securities. In order to have the flexibility to respond to changes in interest rates and to take advantage of changes in the availability of and the yield on alternative investments, management has determined that the reclassification of these securities as available for sale was appropriate.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Realized gains and losses on investment transactions are determined on a specific identification basis and are included in revenues.

    Short-term investments are carried at fair value and include all trading securities.

    Derivative financial instruments are carried at fair value. Unrealized gains and losses of derivatives used to hedge securities classified as available for sale are reflected in a separate component of equity, similar to the accounting of the underlying hedged assets. Realized gains and losses on derivatives used for hedging are deferred and amortized over the average life of the related hedged assets or insurance liabilities. Unrealized gains and losses of other derivatives are reflected in operations.

    Mortgage loans and policy loans are stated at unpaid principal balances.

    Real estate is carried at depreciated cost, or for real estate acquired in satisfaction of debt, estimated fair value less estimated selling costs at the date of acquisition if lower than the related unpaid balance.

    On November 15, 1994, PFAMCo and five of its subsidiaries (Pacific Investment Management Company and subsidiaries, Parametric Portfolio Associates, Inc., Cadence Capital Management Corporation, NFJ Investment Group, Inc. and Blairlogie Capital Management Limited) entered into an agreement and plan of consolidation with Thomson Advisory Group L.P., a Delaware limited partnership with publicly traded units, to merge into a newly capitalized partnership named PIMCO Advisors L.P. ("PIMCO Advisors"). Collectively, PFAMCo and various of its subsidiaries beneficially own approximately 42% of the outstanding General and Limited Partner units of PIMCO Advisors as of December 31, 1996 and 1995. This investment, which is included in other investments on the accompanying consolidated statements of financial position, is accounted for on the equity method.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include all liquid debt instruments with an original maturity of three months or less.

    DEFERRED POLICY ACQUISITION COSTS

    The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily related to the production of new business, have been deferred. For universal life, annuity and other investment contract products, such costs are generally amortized in proportion to the present value of expected gross profits using the assumed crediting rate. Adjustments are reflected in earnings or equity in the period the Company experiences deviations in gross profit assumptions. Adjustments directly affecting equity result from experience deviations due to changes in unrealized gains and losses in investments classified as available for sale. For life insurance products, such costs are being amortized over the premium-paying period of the related policies in proportion to premium revenues recognized, using assumptions consistent with those used in computing policy reserves. For the years ended December 31, 1996, 1995 and 1994, net amortization of deferred policy acquisition costs included in operating expenses amounted to $70.0 million, $63.3 million and $44.2 million, respectively, on the accompanying consolidated statements of operations and equity.

    PRESENT VALUE OF FUTURE PROFITS

    Included in other assets is $16.1 million and $38.4 million which represents the present value of estimated future profits of acquired business in connection with the rehabilitation of First Capital Life Insurance Company ("FCL"-Note 3) as of December 31, 1996 and 1995, respectively. The aforementioned future profits are discounted to

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    provide an appropriate rate of return and are being amortized over the rehabilitation plan period. Amortization for the years ended December 31, 1996, 1995 and 1994 amounted to $24.2 million, $17.1 million and $4.7 million, respectively. During 1996, the Company changed certain assumptions regarding the estimated life which resulted in an increase in amortization in 1996 of approximately $17.0 million.

    UNIVERSAL LIFE, ANNUITY AND OTHER INVESTMENT CONTRACT DEPOSITS

    Universal life, annuity and other investment contract deposits are valued using the retrospective deposit method and consist principally of deposits received plus interest credited less accumulated assessments. Interest credited to these policies ranged from 4% to 8.4% during 1996, 1995 and 1994.

    The following detail of universal life, annuity and other investment contract deposits is as follows:

                                                December 31,
                                               1996      1995
                                             -------------------
                                                (In Millions)
         Universal life                      $ 7,562.5 $ 6,930.7
         Annuity                               2,459.3   2,426.6
         Other investment contract deposits    3,855.6   3,362.1
                                             -------------------
                                             $13,877.4 $12,719.4
                                             -------------------

    The following detail of universal life, annuity and other investment contract deposits policy fees and interest credited is as follows:

                                                   Years Ended
                                                   December 31,
                                                1996   1995   1994
                                               --------------------
                                                  (In Millions)
         Policy fees
           Universal life                      $318.4 $292.6 $267.1
           Annuity                               26.6   12.8    9.4
           Other investment contract deposits     3.6    3.6    3.5
                                               --------------------
         Total policy fees                     $348.6 $309.0 $280.0
                                               --------------------
         Interest credited
           Universal life                      $279.3 $258.6 $226.9
           Annuity                              131.9  125.2  120.7
           Other investment contract deposits   242.0  270.4  291.0
                                               --------------------
         Total interest credited               $653.2 $654.2 $638.6
                                               --------------------

    FUTURE POLICY BENEFITS

    Life insurance reserves are valued using the net level premium method. Interest rate assumptions range from 4.5% to 9.3% for 1996, 1995 and 1994. Mortality, morbidity and withdrawal assumptions are generally based on the Company's experience, modified to provide for possible unfavorable deviations. Future dividends for participating business are provided for in the liability for future policy benefits. Included in policy benefits paid or provided on the accompanying consolidated statements of operations and equity are dividends to policyholders.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Dividends are provided based on dividend formulas approved by the Board of Directors and reviewed for reasonableness and equitable treatment of policyholders by an independent consulting actuary. As of December 31, 1996 and 1995, participating experience rated policies paying dividends represented approximately 1% of direct written life insurance in force.

    STATE GUARANTY FUND ASSESSMENTS

    Insurance companies are subject to assessments by life and health guaranty associations in most states in which they are licensed to do business. These assessments are based on the volume and type of business they sell in those states and may be partially recovered in some states through a future reduction in premium taxes. Based on current information available from the National Organization of Life and Health Guaranty Association, the Company, as of December 31, 1996, has accrued in other liabilities on the accompanying consolidated statements of financial position an amount adequate for anticipated payments of known insolvencies, net of estimated recoveries of premium tax offsets.

    REVENUES AND EXPENSES

    Insurance premiums are recognized as revenue when due. Benefits and expenses, other than deferred policy acquisition costs, are recognized when incurred.

    Generally, receipts for universal life, annuities and other investment contracts are classified as deposits. Policy fees from these contracts include mortality charges, surrender charges and earned policy service fees. Expenses related to these products include interest credited to account balances and benefit amounts in excess of account balances.

    Investment management fees are recorded as revenues during the period such services are performed.

    DEPRECIATION AND AMORTIZATION

    Depreciation of investment real estate is computed on the straight-line method over the estimated useful lives which range from 15 to 30 years. Certain other assets are depreciated or amortized on the straight-line method over varying periods ranging from 3 to 40 years. Depreciation of investment real estate is included in net investment income on the accompanying consolidated statements of operations and equity. Depreciation and amortization of other assets is included in operating expenses on the accompanying consolidated statements of operations and equity.

    FEDERAL INCOME TAXES

    Pacific Mutual Life is taxed as a life insurance company for Federal income tax purposes and files a consolidated Federal income tax return with all its includable domestic subsidiaries. The amount of Federal income tax expense includes an equity tax calculated by a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Deferred income taxes are provided for timing differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

    SEPARATE ACCOUNTS

    Separate account assets are recorded at market value and the related liabilities represent segregated contract owner funds maintained in accounts with individual investment objectives. The investment results of separate account assets generally pass through to separate account policyholders and contract owners.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of financial instruments disclosed in Notes 5 and 6 have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  STATUTORY RESULTS

    The following are reconciliations of statutory surplus and statutory net income for Pacific Mutual Life as calculated in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, to the amounts reported as equity and net income included in the accompanying consolidated financial statements:

                                                     December 31,
                                                    1996      1995
                                                  ------------------
                                                    (In Millions)
         Statutory surplus                        $  815.2  $  723.2
           Deferred policy acquisition costs         542.0     411.9
           Unrealized gain on available for sale
            securities, net                          379.2     482.0
           Asset valuation reserve                   209.4     191.4
           Deferred income tax                       174.6     129.2
           Subsidiary equity                          60.7      66.0
           Non-admitted assets                        22.8      22.5
           Surplus notes                            (149.6)   (149.6)
           Insurance and annuity reserves           (340.4)   (249.1)
           Other                                     (16.7)      5.9
                                                  ------------------
         Equity as reported herein                $1,697.2  $1,633.4
                                                  ------------------

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  STATUTORY RESULTS (CONTINUED)

                                                     Years Ended
                                                     December 31,
                                                 1996    1995    1994
                                                ----------------------
                                                   (In Millions)
         Statutory net income                   $113.1  $ 85.1  $ 81.0
           Deferred policy acquisition costs     111.2    76.4    59.4
           Deferred income tax                    70.9    31.5   (27.7)
           Interest maintenance reserve            3.8    12.2    (7.7)
           Net realized gain (loss) on trading
            securities                           (11.6)   13.2    (2.0)
           Earnings of subsidiaries              (33.0)    5.9    20.7
           Insurance and annuity reserves        (91.3)  (95.5)  (28.2)
           Other                                   3.5     6.0     5.9
                                                ----------------------
         Net income as reported herein          $166.6  $134.8  $101.4
                                                ----------------------

    RISK-BASED CAPITAL

    Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of a company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. As of December 31, 1996 and 1995, the Company's ratios exceeded the minimum risk-based capital requirements.

    DIVIDENDS

    Dividends to Pacific Mutual Life from its insurance subsidiaries are subject to regulatory restrictions and approvals. The maximum amount of dividends that can be paid by PM Group cannot exceed the lesser of 10% of surplus as regards to policyholders, or the net statutory gain from operations, without prior approval from the Insurance Commissioner of the State of Arizona. During 1996, 1995 and 1994, PM Group received approval to pay extraordinary dividends in excess of these limitations. PM Group paid dividends of $25 million, $25 million and $20 million for the years ended December 31, 1996, 1995 and 1994 of which $18 million, $17.2 million and $12.4 million, respectively, were considered extraordinary.

    In accordance with the terms of the rehabilitation agreement (Note 3), PCL is precluded from paying any dividends during the rehabilitation period without the prior consent of the Insurance Department of the State of California. No such dividends have been paid.

3.  REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY

    Pursuant to a five-year rehabilitation agreement approved by a California Superior Court and the Insurance Department of the State of California in July 1992, Pacific Mutual Life, through its wholly-owned subsidiary, PCL, will facilitate the rehabilitation of FCL. In accordance with the five-year rehabilitation agreement, insurance policies of FCL were restructured and substantially all the assets and certain liabilities of FCL were assumed by PCL on December 31, 1992, pursuant to an assumption reinsurance agreement and asset purchase agreement and have been accounted for as a purchase transaction.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY (CONTINUED)

    The rehabilitation agreement provides for the holders of restructured policies to share in a substantial percentage of the unallocated statutory surplus of PCL at the end of the rehabilitation period. Policyholders have the option to surrender their restructured policies with reduced benefits during this five-year period. During the rehabilitation plan period, PCL is prohibited from issuing new insurance policies. PCL will merge into Pacific Mutual Life, with Pacific Mutual Life as the surviving entity, within thirty days following September 30, 1997, the end of the rehabilitation period.

    In the event PCL is unable to pay contract benefits, Pacific Mutual Life is obligated to contribute funds to pay those benefits in accordance with the rehabilitation agreement.

4.  ACQUISITION OF INSURANCE BLOCK OF BUSINESS

    In 1996, Pacific Mutual Life signed a definitive agreement to acquire a block of corporate-owned life insurance ("COLI") policies from Confederation Life Insurance Company (U.S.) in Rehabilitation, which is currently under rehabilitation. This block consists of approximately 40,000 policies, having a face amount of $9 billion and reserves of $1.7 billion. This block is primarily non-leveraged COLI. The transaction is expected to close during the first half of 1997.

5.  INVESTMENT IN FIXED MATURITY AND EQUITY SECURITIES

    The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities are shown below. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, estimated fair values were provided by independent pricing services specializing in "matrix pricing" and modeling techniques. The Company also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                 Gross Unrealized  Estimated
                                       Amortized ----------------    Fair
                                         Cost     Gains    Losses    Value
                                       -------------------------------------
                                                   (In Millions)
     Available for Sale Securities
     As of December 31, 1996:
     U.S. Treasury securities and
      obligations of U.S. government
      authorities and agencies         $   297.9   $ 11.2   $  0.3 $   308.8
     Obligations of states, political
      subdivisions and foreign
      governments                          638.1     46.2      1.0     683.3
     Corporate securities                6,848.3    506.3     91.9   7,262.7
     Mortgage-backed and asset-backed
      securities                         3,753.6     98.0     19.4   3,832.2
     Redeemable preferred stock            102.5      6.4      2.1     106.8
                                       -------------------------------------
     Total Fixed Maturity Securities   $11,640.4   $668.1   $114.7 $12,193.8
                                       -------------------------------------
     Equity Securities                 $   229.6   $ 40.8   $  9.6 $   260.8
                                       -------------------------------------

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT IN FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                 Gross Unrealized  Estimated
                                       Amortized ----------------    Fair
                                         Cost     Gains    Losses    Value
                                       -------------------------------------
                                                   (In Millions)
     Available for Sale Securities
     As of December 31, 1995:
     U.S. Treasury securities and
      obligations of U.S. government
      authorities and agencies         $   378.4   $ 33.4          $   411.8
     Obligations of states, political
      subdivisions and foreign
      governments                          625.1     70.7   $ 3.3      692.5
     Corporate securities                6,179.1    537.1    45.0    6,671.2
     Mortgage-backed and asset-backed
      securities                         3,366.9    138.6    12.0    3,493.5
     Redeemable preferred stock             89.4      3.1     2.3       90.2
                                       -------------------------------------
     Total Fixed Maturity Securities   $10,638.9   $782.9   $62.6  $11,359.2
                                       -------------------------------------
     Equity Securities                 $   192.3   $ 32.2   $ 6.0  $   218.5
                                       -------------------------------------

    The amortized cost and estimated fair values of fixed maturity securities as of December 31, 1996, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized Estimated
                                                        Cost    Fair Value
                                                      --------------------
                                                         (In Millions)
         Available for Sale:
         Due in one year or less                      $ 1,482.3 $ 1,489.0
         Due after one year through five years          2,830.0   3,042.3
         Due after five years through ten years         1,907.4   1,991.7
         Due after ten years                            1,667.1   1,838.6
                                                      --------------------
                                                        7,886.8   8,361.6
         Mortgage-backed and asset-backed securities    3,753.6   3,832.2
                                                      --------------------
         Total                                        $11,640.4 $12,193.8
                                                      --------------------

    Proceeds from sales of all available for sale securities during 1996, 1995 and 1994 were $2.5 billion, $1.9 billion and $2.7 billion, respectively. Gross gains of $89.3 million, $58.0 million and $56.0 million and gross losses of $29.9 million, $32.3 million and $70.8 million were realized on those sales during 1996, 1995 and 1994, respectively.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENTS IN FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

    Major categories of investment income are summarized as follows:

                                     Years Ended December 31,
                                      1996     1995     1994
                                    --------------------------
                                          (In Millions)
         Fixed maturity securities  $  831.6 $  808.1 $  741.3
         Equity securities              17.8      7.3      8.9
         Mortgage loans                107.9    112.9    136.3
         Real estate                    51.3     43.2     37.2
         Policy loans                  113.0    105.2     89.0
         Other                          48.9     47.1      3.3
                                    --------------------------
           Gross investment income   1,170.5  1,123.8  1,016.0
         Investment expense            107.5    101.5     82.4
                                    --------------------------
           Net investment income    $1,063.0 $1,022.3 $  933.6
                                    --------------------------

    The change in gross unrealized gain (loss) on investments in available for sale and trading securities is as follows:

                                                        December 31,
                                                   1996      1995    1994
                                                 -------------------------
                                                       (In Millions)
         Available for sale and trading securi-
          ties:
           Fixed maturity                        $(169.1) $1,039.3 $(320.6)
           Equity                                    6.5      17.2   (29.7)
                                                 -------------------------
         Total                                   $(162.6) $1,056.5 $(350.3)
                                                 -------------------------

    As of December 31, 1996 and 1995, investments in fixed maturity securities with a carrying value of $19.6 million and $20.5 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

    No investment, aggregated by issuer, exceeded 10% of total equity as of December 31, 1996.

    The Company has no non-income producing fixed maturity securities, mortgage loans, real estate or other long-term investments as of December 31, 1996.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FINANCIAL INSTRUMENTS

    The estimated fair values of the Company's financial instruments are as follows:

                                    December 31, 1996    December 31, 1995
                                   -------------------- --------------------
                                   Carrying  Estimated  Carrying  Estimated
                                    Amount   Fair Value  Amount   Fair Value
                                   -----------------------------------------
                                                 (In Millions)
     Assets:
       Fixed maturity and equity
        securities (Note 5)        $12,454.6 $12,454.6  $11,577.7 $11,577.7
       Mortgage loans                1,477.3   1,533.9    1,346.2   1,535.1
       Policy loans                  3,131.8   3,131.8    2,793.3   2,793.3
       Cash and cash equivalents       109.0     109.0      286.1     286.1
       Derivative financial
        instruments:
         Interest rate floors and
          caps, options and
          swaptions                     59.3      59.3       39.4      39.4
         Interest rate swap
          contracts                      1.0       1.0        2.4       2.4
         Credit and total return
          swaps                          1.1       1.1        1.0       1.0
     Liabilities:
       Guaranteed interest
        contracts                    2,948.3   3,056.1    2,375.9   2,459.3
       Deposit liabilities             799.6     800.6      876.3     899.4
       Annuity liabilities           2,459.4   2,459.4    2,427.2   2,427.2
       Surplus notes                   149.6     157.5      149.6     157.7
       Derivative financial
        instruments:
         Options written                 1.5       1.5        1.5       1.5
         Asset swap contracts           12.5      12.5        3.5       3.5
         Foreign currency
          derivatives                    4.3       4.3        5.0       5.0

    The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 1996 and 1995:

    MORTGAGE LOANS

    The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flow, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

    POLICY LOANS

    The carrying amounts of policy loans are a reasonable estimate of their fair values.

    CASH AND CASH EQUIVALENTS

    The carrying amounts of these items are a reasonable estimate of their fair values.

    DERIVATIVE FINANCIAL INSTRUMENTS

    Derivatives are financial instruments whose value or cash flows are "derived" from another source, such as an underlying security. They can facilitate total return and, when used for hedging, they achieve the lowest cost and most efficient execution of positions. Derivatives can also be used to leverage by using very large notional amounts or by creating formulas that multiply changes in the underlying security. The Company's approach is to avoid highly leveraged or overly complex investments. The Company utilizes certain derivative financial instruments to diversify its business risk and to minimize its exposure to fluctuations in market prices, interest rates or basis risk as well as for facilitating total return. Risk is limited through modeling derivative performance in product portfolios for hedging and setting loss limits in total return portfolios.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FINANCIAL INSTRUMENTS (CONTINUED)

    Derivatives used by the Company involve elements of credit risk and market risk in excess of amounts recognized in the accompanying consolidated financial statements. The notional amounts of these instruments reflect the extent of involvement in the various types of financial instruments. The estimated fair values of these instruments are based on quoted market prices, dealer quotations or internal price estimates believed to be comparable to dealer quotations. These amounts estimate what the Company would have to pay or receive if the contracts were terminated. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with off-balance sheet counterparty risk.

    A reconciliation of the notional or contract amounts and discussion of the various derivative instruments is as follows:

                                  Balance                              Balance
                                 Beginning               Terminations    End
                                  of Year  Acquisitions and Maturities of Year
                                 ----------------------------------------------
                                                 (In Millions)
     December 31, 1996:
       Interest rate floors and
        caps, options and
        swaptions                $2,159.6    $3,075.0      $  371.4    $4,863.2
       Interest rate swap
        contracts                   619.6       620.9         252.2       988.3
       Asset swap contracts          20.0        15.3           5.3        30.0
       Credit and total return
        swaps                       146.1       307.2          96.8       356.5
       Financial futures
        contracts                   310.1     3,358.9       3,059.8       609.2
       Foreign currency
        derivatives                  15.4        43.1          17.1        41.4

     December 31, 1995:
       Interest rate floors and
        caps, options and
        swaptions                 1,950.9     1,126.6         917.9     2,159.6
       Interest rate swap
        contracts                   370.5       339.0          89.9       619.6
       Asset swap contracts                      30.0          10.0        20.0
       Credit and total return
        swaps                       116.3        99.8          70.0       146.1
       Financial futures
        contracts                   137.6     1,877.0       1,704.5       310.1
       Foreign currency
        derivatives                  35.2                      19.8        15.4

    Interest Rate Floors and Caps, Options and Swaptions
    ----------------------------------------------------
    The Company uses interest rate floors and caps, options and swaptions to hedge against fluctuations in interest rates and in its total return portfolios. Interest rate floor agreements entitle the Company to receive the differential, if below, between the specified rate and the current value of the underlying index. Interest rate cap agreements entitle the Company to receive the differential, if above, between the specified rate and the current value of the underlying index. Options purchased involve the right, but not the obligation, to purchase the underlying securities at a specified price during a given time period. Swaptions are options to enter into a swap transaction at a specified price. The Company uses written covered call options on a limited basis. Gains and losses on covered calls are offset by gains and losses on the underlying position. Options and floors are reported as assets and options written are reported as liabilities in the consolidated statements of financial position. Cash requirements for these instruments are generally limited to the premium paid by the Company at acquisition. The purchase premium of these instruments is amortized on a constant effective yield basis and included as a component of net investment income over the term of the agreement. Interest rate floors and caps, options and swaptions mature during fiscal years 1997 through 2007.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FINANCIAL INSTRUMENTS (CONTINUED)

    Interest Rate Swap Contracts
    ----------------------------
    The Company uses interest rate swaps to manage interest rate risk. The interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments or the exchange of floating to floating interest payments tied to different indexes. Generally, no premium is paid to enter into the contract and no principal payments are made by either party. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the consolidated statements of operations through an adjustment to net investment income over the life of the agreements. The interest rate swap contracts mature during fiscal years 1997 through 2026.

    Asset Swap Contracts
    --------------------
    The Company uses asset swap contracts to manage interest rate and equity risk to better match portfolio duration to liabilities. Asset swap contracts involve the exchange of upside equity potential for preferred cash flow streams. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the consolidated statements of operations through an adjustment to net investment income over the life of the agreements. The asset swap contracts mature during fiscal years 1998 through 2000.

    Credit and Total Return Swaps
    -----------------------------
    The Company uses credit and total return swaps to take advantage of market opportunities. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses of an underlying security. Total return swaps involve the exchange of floating rate payments for the total return performance of a specified index or market. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the consolidated statements of operations through an adjustment to net investment income over the life of the agreements. Credit and total return swaps mature during fiscal years 1997 through 2013.

    Financial Futures Contracts
    ---------------------------
    The Company uses exchange-traded financial futures contracts to hedge cash flow timing differences between assets and liabilities and overall portfolio duration. Assets and liabilities are rarely acquired or sold at the same time, which creates a need to hedge their change in value during the unmatched period. In addition, foreign currency futures may be used to hedge foreign currency risk on non U.S. dollar denominated securities. Financial futures contracts obligate the holder to buy or sell the underlying financial instrument at a specified future date for a set price and may be settled in cash or delivery of the financial instrument. Price changes on futures are settled daily through the daily margin cash flows. The notional amounts of the contracts do not represent future cash requirements, as the Company intends to close out open positions prior to expiration.

    Foreign Currency Derivatives
    ----------------------------
    The Company enters into foreign exchange forward contracts and swaps to hedge against fluctuations in foreign currency exposure. Foreign currency derivatives involve the exchange of foreign currency denominated payments for U.S. dollar denominated payments. Gains and losses on foreign exchange forward contracts offset currency gains and losses on the related assets. The amounts to be received or paid under the foreign currency swaps are accrued and recognized in the consolidated statements of operations through an adjustment to net investment income over the life of the agreements. Foreign currency derivatives expire during fiscal years 1997 through 2006.

    GUARANTEED INTEREST CONTRACTS AND DEPOSIT LIABILITIES

    The estimated fair values of fixed maturity guaranteed interest contracts are estimated using the rates currently offered for deposits of similar remaining maturities. The estimated fair value of deposit liabilities with no defined maturities is the amount payable on demand.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FINANCIAL INSTRUMENTS (CONTINUED)

    ANNUITY LIABILITIES

    The fair value of annuity liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest.

    SURPLUS NOTES

    The estimated fair value of surplus notes is based on market quotes.

    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    Pacific Mutual Life has issued PRO GIC and Diversifier GIC contracts to plan sponsors totaling $1.1 billion as of December 31, 1996, pursuant to the terms of which the plan sponsor retains direct ownership and control of the assets related to these contracts. Pacific Mutual Life agrees to provide benefit responsiveness in the event that plan benefit requests exceed plan cash flows. In return for this guarantee, Pacific Mutual Life receives a fee which varies by contract. Pacific Mutual Life sets the investment guidelines to provide for appropriate credit quality and cash flow matching.

7.  CONCENTRATION OF CREDIT RISK

    The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approvals, limits and monitoring procedures. Real estate and mortgage loan investments are diversified by geographic location and property type. Management believes that significant concentrations of credit risk do not exist.

    The Company is exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap contracts and other derivative securities. However, the Company does not anticipate nonperformance by the counterparties.

8.  BORROWINGS

    Pacific Mutual Life borrows for short-term needs by issuing commercial paper. There were no commercial paper borrowings outstanding as of December 31, 1996 and 1995. Pacific Mutual Life has a revolving credit facility available of $250 million as of December 31, 1996 and 1995. There were no borrowings under the revolving credit facility outstanding as of December 31, 1996 and 1995.

    PFHC had the ability to borrow up to $50 million from certain banks at variable rates of interest. On December 21, 1995, outstanding loans totaling $37 million were transferred to PFAMCo (Note 1). The borrowing limit as of December 31, 1996 and 1995 was $150 million and $100 million, respectively. The interest rate averaged 5.6%, 6.1% and 4.6% for the years ended December 31, 1996, 1995 and 1994, respectively. The balance outstanding as of December 31, 1996 and 1995 totaled $95.5 million and $53 million, respectively. Outstanding borrowings are due and payable in 1997 and are subject to renewal.

    During 1992, PFHC entered into a credit agreement with a group of banks for borrowings of $45 million. Proceeds of this note were paid to PCL in connection with the issuance of a certificate of contribution by PCL (Note 3). On December 31, 1996 and 1995, the applicable interest rate was 6.2% and 6.5%, respectively. The outstanding balance of $25 million as of December 31, 1996 was prepaid per the terms of the agreement on January 27, 1997.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  SURPLUS NOTES

    Pacific Mutual Life has $150 million of Surplus Notes outstanding at an interest rate of 7.9% maturing on December 30, 2023. Interest is payable semiannually on June 30 and December 30. The Surplus Notes may not be redeemed at the option of Pacific Mutual Life or any holder of the Notes. The Surplus Notes are unsecured and subordinated to all present and future senior indebtedness and policy claims of Pacific Mutual Life. Each payment of interest on and the payment of principal of the Surplus Notes may be made only with the prior approval of the Insurance Commissioner of the State of California. Interest expense amounted to $11.8 million for the years ended December 31, 1996, 1995 and 1994 and is included in net investment income in the accompanying consolidated statements of operations and equity.

10. INCOME TAXES

    As required by SFAS No. 109, "Accounting for Income Taxes," the Company accounts for income taxes using the liability method. Under SFAS No. 109, the deferred tax consequences of changes in tax rates or laws must be computed on the amounts of temporary differences and carryforwards existing at the date a new law is enacted. Recording the effects of the change involves adjusting deferred tax liabilities and assets with a corresponding charge or credit recognized in the provision for income taxes. The objective is to measure a deferred tax liability or asset using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized.

    The provision for income taxes is as follows:

                        Years Ended
                        December 31,
                    1996    1995    1994
                   ----------------------
                      (In Millions)
         Current   $163.5  $116.4  $ 85.5
         Deferred   (49.8)  (30.3)   26.2
                   ----------------------
                   $113.7  $ 86.1  $111.7
                   ----------------------

    The sources of the Company's provision for deferred taxes are as follows:

                                            Years Ended December 31,
                                             1996    1995    1994
                                            ----------------------
                                                 (In Millions)
         Deferred policy acquisition costs  $  2.1  $ (6.0) $ (5.0)
         Interest in advance                   2.0     2.9    25.4
         Investment valuation                 (7.3)    8.1    11.4
         Reserves                            (28.5)  (28.7)    7.1
         Other                               (18.1)   (6.6)  (12.7)
                                            ----------------------
                                            $(49.8) $(30.3) $ 26.2
                                            ----------------------

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

    A reconciliation of the provision for income taxes based on the prevailing corporate tax rate to the provision reflected in the consolidated financial statements is as follows:

                                                  Years Ended December 31,
                                                  1996     1995      1994
                                                ---------------------------
                                                      (In Millions)
       Income taxes at the statutory rate        $ 98.1    $77.3    $ 74.6
       Equity tax-current year                     16.3               36.1
       Amortization of intangibles on equity
        method investments                          6.5      6.5
       Non-taxable investment income               (2.1)    (2.1)     (4.7)
       Equity tax-recomputation of prior years    (17.3)
       Other                                       12.2      4.4       5.7
                                                ---------------------------
                                                 $113.7    $86.1    $111.7
                                                ---------------------------

    The net deferred tax asset (liability) included in other assets on the accompanying consolidated statement of financial position was comprised of the tax effects of the following temporary differences:

                                                           December 31,
                                                          1996     1995
                                                        ------------------
                                                           (In Millions)
       Reserves                                          $ 244.9  $ 216.4
       Deferred compensation                                27.6     25.4
       Investment valuation                                 24.0     16.7
       Postretirement benefits                               9.8      9.4
       Dividends                                             9.6     10.4
       Interest in advance                                   1.7      3.6
       Depreciation                                         (9.8)   (10.0)
       Deferred policy acquisition costs                   (43.9)   (41.8)
       Other                                                22.1      6.1
                                                        ------------------
       Deferred taxes from operations                      286.0    236.2
       Unrealized gain on available for sale securities   (204.5)  (259.6)
                                                        ------------------
       Net deferred tax asset (liability)                $  81.5  $ (23.4)
                                                        ------------------

11. REINSURANCE

    The Company accounts for reinsurance transactions utilizing SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration And Long-Duration Contracts." SFAS No. 113 establishes the conditions required for a contract with a reinsurer to be accounted for as reinsurance and prescribes accounting and reporting standards for those contracts. Amounts receivable from reinsurers for reinsurance on future policy benefits, universal life deposits, and unpaid losses is reported as an asset and included in other assets on the accompanying consolidated statements of financial position.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. REINSURANCE (CONTINUED)

    The Company has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger risks or, in the case of the producer-owned reinsurance company, to diversify risk and retain top producing agents. All assets associated with reinsured business remain with, and under the control of the Company. Approximate amounts recoverable (payable) from (to) reinsurers include the following amounts:

                                            December 31,
                                            1996    1995
                                          ---------------
                                           (In Millions)
       Reinsured universal life deposits  $(35.9) $(42.7)
       Future policy benefits               90.0    87.7
       Unpaid claims                         4.6     7.8
       Paid claims                           8.4     7.9

    As of December 31, 1996, 85% of the reinsurance recoverables were from one reinsurer, of which 100% is secured by payables to the reinsurer. To the extent that the assuming companies become unable to meet their obligations under these agreements, the Company remains contingently liable. The Company does not anticipate nonperformance by the assuming companies.

    Revenues and benefits are shown net of the following reinsurance transactions:

                                                      Years Ended December 31,
                                                       1996     1995     1994
                                                     --------------------------
                                                           (In Millions)
       Ceded reinsurance netted against insurance
        premiums                                     $   44.3 $   29.2 $   26.0
       Assumed reinsurance included in insurance
        premiums                                         17.8     15.6     20.2
       Ceded reinsurance netted against policy fees      71.0     66.5     66.7
       Ceded reinsurance netted against net invest-
        ment
        income                                          192.5    176.6    151.0
       Ceded reinsurance netted against interest
        credited                                        155.2    140.0    119.9
       Ceded reinsurance netted against policy ben-
        efits                                            56.7     51.4     45.4
       Assumed reinsurance included in policy bene-
        fits                                              9.9     14.5     16.8

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SEGMENT INFORMATION

    The operations of the Company have been classified into four business segments as follows: Individual Life Insurance and Annuities, Pensions, Group Employee Benefits and Corporate and Other. These segments are based on the organization of the Company and are generally distinguished by the products offered. The Corporate and Other segment generally includes the assets and operations that do not support the other segments such as certain non-life insurance related subsidiary operations. Depreciation expense and capital expenditures are not material and have not been reported. Revenues, income before income taxes and assets by segment are as follows:

                                                   Years Ended December 31,
                                                   1996      1995      1994
                                                 -----------------------------
                                                         (In Millions)
      Revenues:
        Individual Life Insurance and Annuities  $   962.1 $   927.0 $   795.9
        Pensions                                     507.3     513.9     464.0
        Group Employee Benefits                      454.2     419.3     423.7
        Corporate and Other                          224.4     159.5     332.0
                                                 -----------------------------
                                                 $ 2,148.0 $ 2,019.7 $ 2,015.6
                                                 -----------------------------
      Income before income taxes:
        Individual Life Insurance and Annuities  $    92.0 $   102.3 $    94.8
        Pensions                                      80.7      53.3      34.3
        Group Employee Benefits                       24.7      25.2      36.5
        Corporate and Other                           82.9      40.1      47.5
                                                 -----------------------------
                                                 $   280.3 $   220.9 $   213.1
                                                 -----------------------------
                                                         December 31,
                                                   1996      1995      1994
                                                 -----------------------------
                                                         (In Millions)
      Assets:
        Individual Life Insurance and Annuities  $15,484.4 $12,953.2 $10,912.3
        Pensions                                   8,097.2   7,592.5   6,497.9
        Group Employee Benefits                      344.4     329.8     341.3
        Corporate and Other                        3,139.3   2,427.6   1,954.3
                                                 -----------------------------
                                                 $27,065.3 $23,303.1 $19,705.8
                                                 -----------------------------

13. PENSION PLAN, POSTRETIREMENT BENEFITS AND OTHER PLANS

    PENSION PLAN

    Pacific Mutual Life provides a qualified noncontributory defined benefit pension plan which covers all eligible employees who have one year of continuous employment and have attained age 21. The full-benefit vesting period for all participants is five years.

    Benefits for employees are based on years of service and the highest five consecutive years of compensation during the last ten years of employment. Pacific Mutual Life's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be determined appropriate. Contributions are intended to provide not only for benefits attributed to employment to date but also for those expected to be earned in the future. All

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLAN, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED) such contributions are made to a tax-exempt trust. Plan assets consist primarily of group annuity contracts issued by Pacific Mutual Life, as well as participating units of a real estate trust and mutual funds managed by an indirect subsidiary of Pacific Mutual Life.

    Components of net periodic pension cost are as follows:

                                                     Years Ended December 31,
                                                      1996    1995    1994
                                                     -----------------------
                                                        (In Millions)
      Service cost-benefits earned during the year   $  3.7  $  2.8  $  3.2
      Interest cost on projected benefit obligation     9.4     8.8     8.5
      Actual return on plan assets                    (19.7)  (24.1)    0.6
      Amortization of net obligations and prior
       service cost                                     8.0    14.0   (11.4)
                                                     -----------------------
      Net periodic pension cost                      $  1.4  $  1.5  $  0.9
                                                     -----------------------

     The following table sets forth the Plan's funded status and amounts recognized on Pacific Mutual Life's consolidated statements of financial position:

                                                             December 31,
                                                            1996     1995
                                                           ----------------
                                                            (In Millions)
      Actuarial present value of benefit obligation:
        Vested benefits                                    $ 114.4  $ 115.8
        Nonvested benefits                                     1.2      0.8
                                                           ----------------
      Accumulated benefit obligation                         115.6    116.6
      Effect of projected future compensation increases       18.5     19.5
                                                           ----------------
      Projected benefit obligation                           134.1    136.1
      Plan assets at fair value                             (141.2)  (125.6)
                                                           ----------------
      Plan assets (in excess) less than projected benefit
       obligation                                             (7.1)    10.5
      Unrecognized net gain (loss)                             2.5    (15.5)
      Unrecognized transition asset                            6.0      7.2
      Unrecognized prior service cost                          2.2      2.5
                                                           ----------------
      Accrued pension cost                                 $   3.6  $   4.7
                                                           ----------------

    In determining the actuarial present value of the projected benefit obligation as of December 31, 1996 and 1995, the weighted average discount rate used was 7.5% and 7%, respectively, and the rate of increase in future compensation levels was 6% for both years. The expected long-term rate of return on plan assets was 8.5% in 1996 and 1995.

    POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE PLANS

    Pacific Mutual Life sponsors a defined benefit health care plan and a defined benefit life insurance plan ("the Plans") that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Mutual Life's policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions which can be adjusted annually. Pacific Mutual Life's

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLAN, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED)

    commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Mutual Life reserves the right to modify or terminate the Plans at any time. As in the past, the general policy is to fund these benefits on a pay-as-you-go basis. The amount of benefits paid under the programs during 1996, 1995 and 1994 was approximately $1.6 million, $1.7 million and $1.7 million, respectively.

    Components of net periodic postretirement benefit cost are as follows:

                                                       Years Ended
                                                       December 31,
                                                    1996   1995   1994
                                                   -------------------
                                                     (In Millions)
         Service cost                              $ 0.2  $ 0.2  $ 0.2
         Interest cost                               1.5    1.9    1.8
         Amortization                               (0.3)  (0.3)  (0.3)
                                                   -------------------
         Net periodic postretirement benefit cost  $ 1.4  $ 1.8  $ 1.7
                                                   -------------------

    The following table sets forth the Plan's funded status and amounts recorded in other liabilities on the accompanying consolidated statements of financial position:

                                                         December 31,
                                                          1996  1995
                                                         -----------
                                                        (In Millions)
         Accumulated postretirement obligation:
           Retirees                                      $17.3 $20.9
           Fully eligible active plan participants         2.0   1.7
           Other active plan participants                  2.5   2.3
                                                         -----------
         Total accumulated postretirement obligation      21.8  24.9
         Fair value of plan assets                          --    --
                                                         -----------
         Unfunded accumulated postretirement obligation   21.8  24.9
         Unrecognized net gain                             3.7   0.4
         Prior service cost                                1.3   1.6
                                                         -----------
         Accrued postretirement benefit liability        $26.8 $26.9
                                                         -----------

    The assumed health care cost trend rate used in measuring the accumulated benefit obligation was 9% for 1996 and 10% for 1995 and is assumed to decrease gradually to 4% in 2003 and remain at that level thereafter. The amount reported is materially effected by the health care cost trend rate assumptions. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1996 and 1995 would be increased by 11.5% and 10.9%, respectively. The effect of this change would increase the aggregate of the service and interest cost components of the net periodic benefit cost by 12.3%, 11.4% and 13.6% for 1996, 1995 and 1994, respectively.

    The discount rate used in determining the accumulated postretirement benefit obligation is 7.5% and 7% for 1996 and 1995, respectively.

    OTHER PLANS

    Pacific Mutual Life has a voluntary Retirement Incentive Savings Plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. Pacific Mutual Life matches 50% of each employees' contributions, up to a maximum of six percent of eligible compensation.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLAN, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED)

    Pacific Mutual Life also has a deferred compensation plan which permits certain employees to defer portions of their compensation and earn a guaranteed interest rate on the deferred amounts. The interest rate is determined annually and is guaranteed for one year. The compensation which has been deferred has been accrued and the primary expense, other than compensation, related to this plan is interest on the deferred amounts.

    The Company also has performance based incentive compensation plans for its employees.

14. TRANSACTIONS WITH AFFILIATES

    Pacific Mutual Life serves as the investment advisor for the Pacific Select Fund, the investment vehicle provided to the Company's variable life and variable annuity contractholders. Pacific Mutual Life charges fees based upon the net asset value of the portfolios of the Pacific Select Fund, which amounted to $14.3 million, $6.5 million and $3.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. In addition, Pacific Mutual Life entered into an agreement with the Pacific Select Fund on October 1, 1995, to provide certain support services for an administration fee which is based on an allocation of actual costs. Such administration fees amounted to $108,000 and $28,550 for the years ended December 31, 1996 and 1995, respectively.

    PIMCO Advisors provides investment advisory services to the Company for which the fees amounted to $6.2 million, $5.0 million and $0.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. Included in equity securities on the accompanying consolidated statements of financial position are investments in mutual funds and other investments managed by PIMCO Advisors which amounted to $110.6 million and $77.6 million as of December 31, 1996 and 1995, respectively.

    Pacific Mutual Life provides certain support services to PIMCO Advisors. Charges for these services are based on an allocation of actual costs and amounted to $1.4 million, $1.9 million and $0.2 million for the years ended December 31, 1996, 1995 and 1994, respectively.

15. SUBSIDIARY PROFIT-SHARING PLANS AND OTHER COMPENSATION PLANS

    Prior to the PIMCO Advisors transaction (Note 1), certain of PFAMCo's direct subsidiaries had nonqualified profit-sharing plans (the "Profit-Sharing Plans") covering certain key employees ("Key Employees") and other employees. The Profit-Sharing Plans provided for awards based on the profitability of the respective subsidiary, as defined in the employment agreements. Such profitability was primarily based on income before income taxes and before profit-sharing. The awards ranged from 40% to 80% of such amounts depending on the level of profitability. The profit-sharing awards were fully vested as of the PIMCO Advisors transaction date of November 15, 1994.

    In addition, Key Employees of certain indirect subsidiaries participated in long-term incentive plans that provided compensation under the Profit-Sharing Plans for a specified period of time subsequent to their termination of employment. These plans were terminated as of the PIMCO Advisors transaction date.

    Effective November 15, 1994, termination and non-competition agreements were entered into with certain Key Employees. These agreements provide terms and conditions for the allocation of future proceeds from distributions and sales of certain PIMCO Advisors units and other noncompete payments. When the amount of future payments to be made to a Key Employee is determinable, a liability for such amount is established and is included in other liabilities in the consolidated statements of financial position.

    For the years ended December 31, 1996, 1995 and 1994, approximately $35.3 million, $28.6 million and $166.9 million, respectively, is included in operating expenses in the consolidated statements of operations related to the above agreements.

             Pacific Mutual Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. INVESTMENT COMMITMENTS

    The Company has outstanding commitments to make investments in fixed maturities and other investments as follows (In Millions):

         Years Ending December 31:
         -------------------------
           1997                        $193.1
           1998-2001                    109.0
           2002 and thereafter           19.5
                                       ------
          Total                        $321.6
                                       ------

17. LITIGATION

    The Company is a respondent in a number of legal proceedings, some of which involve extra-contractual damages. In the opinion of management, the outcome of these proceedings is not likely to have a material adverse effect on the consolidated financial position of the Company.
    --------------------------------------------------------------------------

FORM 15-20885-00

Part C.  Other Information

Item 24.     Financial Statements and Exhibits

             (a)  Financial Statements

             Contained in Part A:

                  Condensed Financial Information

             Contained in Part B:

             (1) Registrant's Financial Statements

                 Audited Financial Statements dated as of December 31, 1996 which are incorporated by reference from the Annual Report include the following for Pacific Corinthian Variable Separate
                 Account:

                     Report of Independent Auditors
                     Statements of Assets and Liabilities
                     Statements of Operations
                     Statements of Changes in Net Assets
                     Notes to Financial Statements

                 Unaudited Financial Statements dated as of June 30, 1997 which are incorporated by reference from the Semi-Annual Report include the following for Pacific Corinthian Variable Separate
                 Account:

                     Statements of Assets and Liabilities
                     Statements of Operations
                     Statements of Changes in Net Assets
                     Notes to Financial Statements

             (2) Depositor's Financial Statements

                 Audited Consolidated Financial Statements dated as of December 31, 1996 and 1995, and for the three years ended December 31, 1996 and included in Part B include the following for Pacific Mutual Life:

                     Report of Independent Auditors
                     Consolidated Statement of Financial Position
                     Consolidated Statement of Operations and Equity Consolidated Statement of Cash Flows
                     Notes to Consolidated Financial Statements

(b)  Exhibits
     1.   (a)  Resolution of the Board of Directors of Pacific Corinthian Life
               Insurance Company authorizing the establishment of the Pacific
               Corinthian VIP Separate Account
          (b)  Authorization of the Establishment of Variable Accounts
          (c)  Resolution of the Board of Directors of Pacific Corinthian Life
               Insurance Company authorizing participation in the rehabilitation of First Capital Life Insurance Company.
          (d)  Resolution of the Board of Directors of Pacific Mutual Life
               Insurance Company authorizing the merger with Pacific Corinthian
               Life Insurance Company
          (e)  Resolution of the Board of Directors of Pacific Life Insurance
               Company authorizing conformity to the terms of the current Bylaws

     2.   Not applicable

     3.   (a)  Form of Distribution Agreement between Pacific Life and
               Pacific Mutual Distributors, Inc. ("PMD")
          (b) Form of Selling Agreement between Pacific Mutual Life, PMD and various Broker-Dealers

     4.   (a)  Form of Individual Flexible Premium Deferred Annuity and Variable
               Accumulation Contract (Form 1080-385)
          (b)  Age Misstatement Endorsement (Form 0410-JA87)
          (c)  Pennsylvania Variable Annuity Endorsement (Form 0804-JA87)
          (d)  Fixed Account Accumulation Value Endorsement (Form 0806-DA84)
          (e)  Special Endorsement For Qualified Plans (Form 0807-EA84)
          (f)  Disclaimer Notice For Tax Qualified Plans (Form 0808-GA84)
          (g)  New Jersey Variable Annuity Endorsement (Form 0809-GA84)
          (h)  Individual Flexible Premium Deferred Annuity And Variable
               Accumulation Contract Endorsement (Form 0810-LA84)
          (i)  Transfers Endorsement (Form 0812-KA85)
          (j)  Special Endorsement For Texas Optional Retirement Program (Form
               0814-HA86)
          (k)  Premium Tax Endorsement (Form 0819-KA87)
          (l)  Some Rights We Reserve Endorsement (Form 0820-KA87)
          (m)  Right To Return Endorsement (Form 0821-LA87)
          (n)  Payment Plans and Contract Maintenance Charge Endorsement (Form
               0822-AA88)
          (o)  Minimum Guaranteed Cash Values For Fixed Account (Form 0825-KA88)
          (p)  Contract Maintenance Charge Endorsement (Form 0827-BA88)
          (q)  Endorsement For Contracts Issued Under IRC Section 403(b) Plans
               (Form 0827-EA89)
          (r)  Endorsement To Page 3 (Form 0828-GA89)
          (s)  Death Benefit Proceeds Endorsement (Form 0830-AA90)
          (t)  Death Benefit Proceeds Endorsement (Form 0830-AB90)

          (u)  Deferral Of Cash Surrender Value Endorsement (Form 4379-IA89)
          (v)  Important Notice (4930-FA90)
          (w)  Assumption Certificate (Form 0001-IA92)
          (x)  Rehabilitation Endorsement (6074/1192)

     5.   Not applicable

     6.   (a)  Articles of Incorporation of Pacific Life
          (b)  By-Laws of Pacific Life

     7.   Form of Assumption Reinsurance Agreement

     8.   Not applicable

     9.   Opinion and Consent of General Counsel of Pacific Life

     10.  (a)  Consent of Independent Auditors
          (b)  Consent of Dechert Price & Rhoads

     11.  Not applicable
     12.  Not applicable

     13.  Performance Calculations

     14.  Not applicable

     15.  Powers of Attorney


Item 25.  Directors and Officers of Pacific Life Insurance Company


Name and Address             Positions and Offices with Pacific Life
Thomas C. Sutton             Director, Chairman of the Board, and Chief
                              Executive Officer
Glenn S. Schafer             Director and President
Richard M. Ferry             Director
Donald E. Guinn              Director
Ignacio E. Lozano, Jr.       Director
Charles A. Lynch             Director
Dr. Allen W. Mathies, Jr.    Director
Charles D. Miller            Director
Donn B. Miller               Director
Jacqueline C. Morby          Director
J. Fernando Niebla           Director
Susan Westerberg Prager      Director

Richard M. Rosenberg         Director
James R. Ukropina            Director
Raymond L. Watson            Director
Edward Byrd                  Vice President and Controller
David R. Carmichael          Senior Vice President and General Counsel
Audrey L. Milfs              Vice President and Corporate Secretary
Gerald W. Robinson           Executive Vice President
Khan T. Tran                 Senior Vice President and Chief Financial Officer

---------
The address for each of the persons listed above is as follows:

700 Newport Center Drive
Newport Beach, California 92660

Item 26.  Persons Controlled by or Under Common Control with Pacific Life

          The following is an explanation of the organization chart of Pacific Life's subsidiaries:

          PACIFIC LIFE, SUBSIDIARIES & AFFILIATED ENTERPRISES
                                LEGAL STRUCTURE

          Pacific Life is a California Stock Insurance Company wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company) which is, in turn, wholly-owned by Pacific Mutual Holding Company (a California Mutual Holding Company). Pacific Life has a 40% ownership of American Maturity Life Insurance Company (a Connecticut Corporation), a 50% ownership of Pacific Mezzanine Associates, L.L.C. (a Delaware Limited Liability Company), and is the parent company of Pacific Financial Asset Management Corporation, Pacific Mutual Realty Finance, Inc., PM Group Life Insurance Company (an Arizona corporation), Pacific Mutual Distributors, Inc., and World-Wide Holdings Limited (a United Kingdom Corporation). A subsidiary of Pacific Financial Asset Management Corporation ("PFAMCo") is PMRealty Advisors Inc. PFAMCo owns 42% of the outstanding partnership interests in PIMCO Advisors L.P. (a Delaware Limited Partnership). Subsidiaries of Pacific Mutual Distributors, Inc. include: Associated Financial Group, Inc.; Mutual Service Corporation (a Michigan corporation), along with its subsidiaries Advisors' Mutual Service Center, Inc. (a Michigan corporation) and Titan Value Equities Group, Inc. (which PFAMCo 60%
          owns); and United Planners' Group, Inc. (an Arizona corporation which is 97% owned), along with its subsidiaries United Planners' Financial Services of America (an Arizona Limited Partnership). Subsidiaries of World-Wide Holdings Limited include: World-Wide Reassurance Company Limited (a United Kingdom corporation) and World-Wide Reassurance Company (BVI) Limited (a British Virgin Islands corporation). All corporations are 100% owned unless otherwise indicated. All entities are California corporations unless otherwise indicated.

Item 27.  Number of Contractholders as of October 23, 1997

          12,267


Item 28.  Indemnification

          (a) The Distribution Agreement between Pacific Life and PMD provides substantially as follows:

          Pacific Life hereby agrees to indemnify and hold harmless PMD, its officers, directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by Pacific Life or the Separate Account. Pacific Life shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall Pacific Life be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PMD.

          PMD hereby agrees to indemnify and hold harmless Pacific Life, its officers, directors, and employees, and the Separate Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by Pacific Life or the Separate Account, any untrue or alleged untrue statement or representation made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PMD or Broker; (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PMD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

          (b) The Form of Selling Agreement between Pacific Mutual Life, PMD and Various Broker-Dealers provides substantially as follows:

          Pacific Mutual Life and PMD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities ( or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the "Fund") filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Mutual Life and PMD pursuant to Section IV.E. of this Agreement.

          Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Mutual Life, the Fund and PMD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker-Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement of sales literature approved in writing by Pacific Mutual Life and PMD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker-Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Mutual Life or PMD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Mutual Life, PMD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.


Item 29.  Principal Underwriters

          (a) PMD also acts as principal underwriter for Pacific Select Separate Account, Pacific Select Exec Separate Account, Pacific Select Variable Annuity Separate Account, Separate Account A, Separate Account B, and Pacific Select Fund.

          (b) For information regarding PMD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.

          (c)  For the Registrant's fiscal year ended December 31, 1996,
               Smith Barney, Inc., the Registrant's previous principal underwriter, received $7,752,675 in net underwriting commissions. The Registrant's current principal underwriter, Pacific Mutual Distributors, Inc. received no commissions or compensation from the Registrant in that fiscal year.

Item 30.  Location of Accounts and Records

               The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 31.  Management Services

          Not applicable


Item 32.  Undertakings

          The Registrant hereby undertakes:

          (a) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

          (b)  not applicable

          (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


Additional Representations

     (a) The Registrant and its Depositor are relying upon American Council of Life Insurance, SEC No-Action Letter, SEC Ref. No. 1P-6-88 (November 28, 1988) with respect to annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and the provisions of paragraphs (1)-(4) of this letter have been complied with.

     (b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life and Registrant represent that the fees and charges to be deducted under the Variable Annuity Contract ("Contract") described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and the State of California on this 30th day of October, 1997.

                                    PACIFIC CORINTHIAN VARIABLE SEPARATE ACCOUNT
                                                    (Registrant)
                                    By:  PACIFIC LIFE INSURANCE COMPANY

                                    By:
                                         Thomas C. Sutton*
                                         Chairman and Chief Executive Officer

                                    By:  PACIFIC LIFE INSURANCE COMPANY
                                                      (Depositor)

                                    By:
                                         Thomas C. Sutton*
                                         Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

         Signature           Title                             Date
Thomas C. Sutton*            Director, Chairman of the Board   ___________, 1997
                             and Chief Executive Officer

Glenn S. Schafer*            Director and President            ___________, 1997

Richard M. Ferry*            Director                          ___________, 1997

Donald E. Guinn*             Director                          ___________, 1997

Ignacio E. Lozano, Jr.*      Director                          ___________, 1997

Charles A. Lynch*            Director                          ___________, 1997

Dr. Allen W. Mathies, Jr.*   Director                          ___________, 1997

Charles D. Miller*           Director                          ___________, 1997

Donn B. Miller*              Director                          ___________, 1997

Jacqueline C. Morby*         Director                          ___________, 1997

J. Fernando Niebla*          Director                          ___________, 1997


       Signature              Title                            Date
Susan Westerberg Prager*      Director                         ___________, 1997

Richard M. Rosenberg*         Director                         ___________, 1997

James R. Ukropina*            Director                         ___________, 1997

Raymond L. Watson*            Director                         ___________, 1997

Edward Byrd*                  Vice President and Controller    ___________, 1997

*By: _________________________                                 ___________, 1997
     David R. Carmichael
     as attorney-in-fact

(Powers of Attorney are contained in this Registration Statement for the Pacific Corinthian Variable Separate Account as Exhibit 15.)